                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              OnCURE Medical Corp.
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                                (Name of Company)

                     Common Stock, $.001 Per Share Par Value
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                         (Title of Class of Securities)

                                   68233K 10 1
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                                 (CUSIP Number)

Stephen J. Warner                           Jeffery A. Bahnsen, Esq.
Crossbow Venture Partners LP                Greenberg Traurig, P.A.
One North Clematis Street                   450 South Orange Avenue
Suite 510                                   Suite 650
West Palm Beach, FL  33401                  Orlando, FL  32801
(561) 838-9005                              (407) 420-1000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 30, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Page 2 of 13

1) Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).

         Crossbow Venture Partners LP

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [_]
         (b)      [X]
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3)       SEC Use Only __________________________________________________________

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4)       Source of Funds (See Instructions)   WC
                                           -------------------------------------
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5)       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [_]

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6)       Citizenship or Place of Organization Delaware
                                             -----------------------------------
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         Number of                   (7)   Sole Voting Power          -0-
         Shares Beneficially         -------------------------------------------
         Owned by
         Each                        (8)   Shared Voting Power        21,714,600
         Reporting                   -------------------------------------------
         Person With
                                     (9)   Sole Dispositive Power     -0-
                                     -------------------------------------------

                                     (10)  Shared Dispositive Power   21,714,600
                                     -------------------------------------------
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                     21,714,600

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [_]

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13)      Percent of Class Represented by Amount in Row (11)           70.2%
                                                           ---------------------
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14)      Type of Reporting Person (See Instructions)      PN
                                                    ----------------------
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                                                                    Page 3 of 13

1) Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).

         Crossbow Venture Partners Corp.

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [_]
         (b)      [X]
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3)       SEC Use Only __________________________________________________________

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4)      Source of Funds (See Instructions)                 AF
                                          --------------------------------------
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5)       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [_]

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6)       Citizenship or Place of Organization Florida
                                             -------------------------
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         Number of                  (7)    Sole Voting Power          -0-
         Shares Beneficially        --------------------------------------------
         Owned by
         Each                       (8)    Shared Voting Power        21,714,600
         Reporting                  --------------------------------------------
         Person With
                                    (9)    Sole Dispositive Power     -0-
                                    --------------------------------------------


                                    (10)   Shared Dispositive Power   21,714,600
                                    --------------------------------------------
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                     21,714,600

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [_]

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13)      Percent of Class Represented by Amount in Row (11)            70.2%
                                                           ---------------------
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14)      Type of Reporting Person (See Instructions)       CO
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                                                                    Page 4 of 13

Item 1.   Security and Company

     The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of OnCURE Medical Corp., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 610 Newport Center Drive, Suite 350, Newport Beach, CA 92660.

Item 2.   Identity and Background

(a) Name: Crossbow Venture Partners LP (the "Fund")

(b) Principal Business and Office Address: One North Clematis Street, Suite 510, West Palm Beach, FL 33401

(c) Principal Business: Private Venture Capital Fund

(d) The Fund has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Fund has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Fund was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) State of Organization: Delaware
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(a) Name: Crossbow Venture Partners Corp. (the "GP")

(b) Principal Business and Office Address: One North Clematis Street, Suite 510, West Palm Beach, FL 33401

(c) Principal Business: General Partner of Private Venture Capital Fund

(d) The GP has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The GP has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the GP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) State of Organization: Florida
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                                                                    Page 5 of 13

Item 3.   Source and Amount of Funds or Other Consideration

     Prior to June 30, 2003 (the "Closing Date"), the Fund beneficially owned:
(i) 500 shares (the "Series E Shares") of Series E Cumulative Accelerating Redeemable Preferred Stock, $0.001 par value per share (the "Series E Stock") of the Company convertible into 1,538,462 shares of Common Stock of the Company; and (ii) a Common Stock Purchase Warrant (the "Common Stock Warrant") to purchase 1,000,000 shares of Common Stock of the Company. The 2, 538,462 shares represented a beneficial ownership of 19.9% of the Common Stock of the company. The Fund and the GP, as the general partner of the Fund, previously reported the beneficial ownership of the 2,538,462 shares of Common Stock of the Company on a
Schedule 13G, dated July 5, 2002 (the "Schedule 13G").

     On June 30, 2003, the Fund entered into a Restructuring Agreement (the Restructuring Agreement") with the Company, Jeffrey A. Goffman ("Goffman"), Charles J. Jacobson ("Jacobson"), Shyam B. Paryani ("Paryani"), Gordon D. Rausser ("Rausser"), Stanley S. Trotman, Jr. ("Trotman"), John W. Wells, Jr. ("Wells"), Abhijit Deshmukh ("Deshmukh"), Douglas W. Johnson ("Johnson"), Sonja Schoeppel ("Schoeppel"), Walter P. Scott ("Scott"), DVI Financial Services, Inc. ("DVI"), DVI Business Credit Corp., Participatie Maatschappij Avanti Limburg BV ("Avanti") and Mercurius Beleggingmaatschappig BV ("Mercurius"), pursuant to which the Fund exchanged: (i) the Series E Shares of Series E Stock of the Company, together with all accrued and unpaid interest thereon, for 43,573 shares (the "Series B Shares") of Series B Convertible Preferred Stock, $.001 par value per share (the "Series B Stock"), of the Company which are convertible into 8,714,600 shares of Common Stock of the Company; (ii) Convertible Promissory Notes payable by the Company in the principal amount of $1.5 million (the "Notes") for 60,000 shares (the "Series C-1 Shares") of Series C-1 Convertible Preferred Stock, $.001 par value per share (the "Series C-1 Stock"), of the Company which are convertible into 12,000,000 shares of Common Stock of the Company; and (iii) the Common Stock Warrant to purchase 1,000,000 shares of Common Stock of the Company for a Series C-1 Preferred Stock Purchase Warrant (the "Preferred Stock Warrant") to purchase 5,000 shares of Series C-1 Stock which are convertible into 1,000,000 shares of Common Stock of the Company. The consideration used by the Fund to acquire the Series B Shares, Series C-1 Shares (collectively, the "Preferred Shares") and the Preferred Stock Warrant consist solely of the Series E Shares, the Notes and the Common Stock Warrant, respectively.

Item 4.   Purpose of Transaction

GENERAL

     The purpose of the acquisition of the Series C-1 Shares, Series B Shares and the Preferred Stock Warrant by the Fund was to participate in the financial and capital restructuring of the Company and to increase its equity interest in the Company. The Restructuring Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

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                                                                    Page 6 of 13

CERTIFICATE OF DESIGNATIONS

         On the Closing Date, the Company filed the Certificate of Designations governing the Series B Stock and the Series C-1 Stock (the "Certificate of Designations") with the Secretary of State of the State of Delaware and issued to the Fund the Preferred Stock Warrant, the Series B Shares, the Series C-1 Shares having the terms set forth in the Certificate of Designations. The following discussion provides a description of certain provisions of the Certificate of Designations that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Exchange Act.

         Dividends. The holders of Series B Stock and Series C-1 Stock (collectively, the "Preferred Stock") are entitled to receive dividends at an annual rate equal to eight percent (8%) multiplied by $45.90 per share of Series B Stock and $25.00 per share of Series C-1 Stock. Dividends on the shares of the Preferred Stock are cumulative and compound at the rate of 8% per annum. Dividends with respect to any quarter are payable either in: (i) cash, out of funds legally available therefor; (ii) shares of Series B Stock or Series C-1 Stock, respectively (a "PIK Dividend"); or (iii) a combination of cash and PIK Dividends. The form of payment of the dividends shall be determined by the Company; provided, however, that the holder or holders of a majority of the then outstanding shares of Series C-1 Stock may elect the form of payment of all dividends payable with respect to the Series C-1 Stock after June 30, 2004. No dividends or other distributions will be paid, declared or set apart with respect to the shares of: (i) Series A Convertible Preferred Stock, $.001 par value per share (the "Series A Stock"), of the Company; (ii) the Series B Stock;
(iii) Common Stock, or (iv) any other class or series of capital stock if, and for so long as, the Company fails to make payment of any dividend due and payable in respect of the shares of Series C-1 Stock.

         Liquidation. Upon any liquidation, dissolution or winding up of the Company (a "Liquidation Event"), the holders of Series C-1 Stock shall be paid, in preference and prior to any payment made to the holders of the Series A Stock, Series B Stock, Common Stock and any other stock ranking on liquidation junior to the Series C-1 Stock, a minimum amount per share equal to $50.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus, with respect to each share, an amount equal to all accrued and unpaid dividends thereon, computed to the date that payment thereof is made available. If upon any Liquidation Event, the assets to be distributed to the holders of Series C-1 Stock are insufficient to permit payment in full to such holders of the full preferential amounts set forth in the Certificate of Designations, then all of the assets of the Company available for distribution to the stockholders shall be distributed to the holders of Series C-1 Stock pro rata, so that each holder of Series C-1 Stock receives that portion of the assets available for distribution as the amount of the full preference payment to which such holder would otherwise be entitled bears to the aggregate preference payments to which all of the holders of Series C-1 Stock would otherwise be entitled.

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                                                                    Page 7 of 13

         Voting. On all matters put to a vote to the holders of Common Stock, each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such holder's shares of Preferred Stock could be converted.

         Board Representation. For so long as at least 10% of the shares of Series B Stock issued by the Company remain outstanding, the holders of Series B Stock, voting as a separate series, will be entitled to elect two directors of the Company.

         For so long as at least 10% of the shares of Series C-1 Stock issued by the Company remain outstanding, the holders of Series C-1 Stock, voting as a separate series, will be entitled to elect five directors of the Company.

         Conversion. Each share of Series B Stock is convertible at any time after the Closing Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of $45.90 divided by the conversion price of such share of Series B Stock. The initial conversion price per share of Series B Stock is $0.2295 and is subject to adjustment from time to time as provided in the Certificate of Designations.

         Each share of Series C-1 Stock is convertible at any time after the Closing Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of $25.00 divided by the conversion price of such share of Series C-1 Stock. The initial conversion price per share of Series C-1 Stock is $0.0125 and is subject to adjustment from time to time as provided in the Certificate of Designations.

         Redemption. At any time on or after June 30, 2008, the holder or holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock and Series B Stock, voting a one class, may elect to require the Company to redeem all of the outstanding shares of Series A Convertible Preferred Stock and Series B Stock at a price equal to $240.00 and $45.90 per share, respectively, (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus, with respect to each share, an amount equal to all accrued and unpaid dividends thereon, computed to the date that payment thereof is made available.

         At any time on or after June 30, 2008, the holder or holders of a majority of the then outstanding shares of Series C-1 Stock may elect to require the Company to redeem all of the outstanding shares of Series C-1 Stock at a price equal to $50.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus, with respect to each share, an amount equal to all accrued and unpaid dividends thereon, computed to the date that payment thereof is made available.

         Restrictions. At any time when shares of Series B Stock are outstanding, without the written consent of the holders of a majority of the then outstanding shares of Series B Stock, the Company will not amend, alter or repeal any of the terms of the Series B Stock.

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                                                                    Page 8 of 13

         At any time when shares of Series C-1 Stock are outstanding, without the written consent of the holders of a majority of the then outstanding shares of Series C-1 Stock, the Company will not: (i) amend, alter or repeal any of the terms of the Series C-1 Stock; (ii) create or authorize the creation of any additional class or series of preferred stock, $0.001 par value per share, of the Company, or otherwise create or authorize the creation of any additional class or series of stock unless the same ranks junior to the Series C-1 Stock, as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Company or with respect to the payment of dividends or redemption rights; (iii) authorize, create or issue any additional series of preferred stock or any other new class or series of equity securities or any securities (debt or equity) convertible into equity securities of the Company, in each case which would have a preference over, or be on a parity with, the Series C-1 Stock, as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Company or with respect to the payment of dividends or redemption rights; (iv) purchase or redeem, or set aside any sums for the purchase or redemption of, or pay any dividend or make any distribution on, any shares of stock other than the Series C-1 Stock, except for
(a) dividends payable on the Series A Convertible Preferred Stock and Series B Stock, (b) shares of Series A Stock redeemed from DVI Financial Services Inc. in accordance with the terms of the Restructuring Agreement, (c) dividends or other distributions payable on Common Stock solely in the form of additional shares of Common Stock and (d) shares of Common Stock repurchased with the approval of the Company's Board of Directors (the "Board"), or any compensation committee thereof, from employees, directors or consultants at the original purchase price thereof.

         At any time when at least 25% of the aggregate number of shares of Series C-1 Stock issued by the Company from time to time (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) are outstanding, without the written consent of the holders of a majority of the then outstanding shares of Series C-1 Stock, the Company will not: (i) consent to any liquidation, dissolution or winding up of the Company or merge or consolidate with or into, or permit any subsidiary to merge or consolidate with or into, any other corporation, corporations, entity or entities (except a consolidation or merger into a subsidiary or merger in which the Company is the surviving company and the holders of the Company's voting stock outstanding immediately prior to the transaction constitute a majority of the holders of voting stock outstanding immediately following the transaction); (ii) sell, abandon, transfer, lease or otherwise dispose of all or substantially all of its properties or assets; or sell, abandon, transfer, lease or otherwise dispose of any material amount of its properties or assets in any transaction or series of related transactions, other than in the ordinary course of business; (iii) amend, alter or repeal any provision of its Certificate of Incorporation or By-laws, whether pursuant to
Section 241 of the Delaware General Corporation Law or by merger, consolidation or otherwise; (iv) incur at any time an aggregate of $100,000 of consolidated indebtedness in excess of the consolidated indebtedness set forth in the then applicable budget approved by the Board; or (v) amend the terms of any convertible note, stock option, warrant or other equity security or instrument (including any security or instrument convertible into or exchangeable for any class or series of stock or other equity securities) that was in existence or outstanding on the date that shares of Series C-1 Stock were first issued by the Company.

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                                                                    Page 9 of 13

         The foregoing description of the Certificate of Designations is not intended to be complete and is qualified in its entirety by the complete text of the Certificate of Designations, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

STOCKHOLDERS AGREEMENT

         On the Closing Date, the Fund entered into a Stockholders Agreement (the "Stockholders Agreement") with the Company, Goffman, Jacobson, Paryani, Rausser, Trotman, Wells, Scott, Deshmukh, Johnson, Schoeppel, DVI, Avanti, Mercurius and Laurel Holdings II, LLC ("Laurel"). The following discussion provides a description of certain relevant provisions of the Stockholders Agreement that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.

         Right of First Refusal on Dispositions. If at any time a Holder (as defined in the Stockholders Agreement) wishes to sell, assign, transfer or otherwise dispose of any or all shares of Common Stock and Preferred Stock (referred to collectively as, the "Shares") owned by him pursuant to the terms of a bona fide offer received from a third party, such Holder (the "Selling Holder") shall submit a written offer to sell such Shares (the "Offered Shares") to the Holders of Preferred Stock and the Company on terms and conditions, including price, not less favorable to the Preferred Holders and the Company than those on which the Selling Holder proposes to sell such Shares to such third party (the "Offer"). Each Holder of Preferred Stock shall have the right to purchase, on the same terms and conditions set forth in the Offer, some or all of its pro rata amount of the Offered Shares, which amount shall equal the aggregate number of Offered Shares multiplied by a fraction, the numerator of which shall be the number of shares of the Common Stock owned by such Holder of Preferred Stock, calculated on a fully-diluted basis, and the denominator of which shall be the aggregate number of shares of Common Stock owned by all Preferred Holders, calculated on a fully-diluted basis.

         Right of Participation in Sales by Holders. In connection with any sale, assignment, transfer or other disposition of Shares by a Selling Holder to an Offeree (as defined in the Stockholders Agreement), each Holder of Preferred Stock shall have the right to require, as a condition to such sale or disposition, that the Offeree purchase from said Holder of Preferred Stock, at the same price per share and on the same terms and conditions as set forth in the Offer, that number of shares as is equal to such Holder's Co-Sale Fraction (as defined in the Stockholders Agreement).

         Election of Directors. Each Holder agreed to vote all voting securities of the Company now owned or hereafter acquired by such Holder (to the extent permitted by the Company's Certificate of Incorporation): (i) to elect to the Board the then-serving chief executive officer of the Company (the "CEO") and such other person designated by mutual agreement of the CEO and the Board and
(ii) so that the Board does not consist of more than nine members. The holders of Series B Stock agreed, for so long as the Fund holds shares of Series B Stock in an amount at least equal to 25% of the number of shares of Series B Stock issued to the Fund on the Closing Date, to vote all of their shares of Series B Stock for the Fund's designee to the Board and, for so long as stockholders of

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                                                                   Page 10 of 13

Florida Radiation Oncology Group ("FROG") collectively hold shares of Series B Stock in an amount at least equal to 25% of the aggregate number shares of Series B Stock issued to the stockholders of FROG on the Closing Date, to vote all of their shares of Series B Stock for FROG's designee to the Board. The holders of Series C-1 Stock agreed, for so long as Laurel holds shares of Series C-1 Stock in an amount at least equal to 25% of the number of shares of Series C-1 Stock issued to Laurel on the Closing Date, to vote all of their shares of Series C-1 Stock for five of Laurel's designees to the Board and, for so long as Laurel holds shares of Series C-1 Stock in an amount at least equal to 5% but less than 25% of the number of shares of Series C-1 Stock issued to Laurel Holdings on the Closing Date, to vote all of their shares of Series C-1 Stock for three of Laurel's designees to the Board.

         Drag Along Right. In the event that the Board and the holders of a majority of the shares of Common Stock held by all holders of Series C-1 Stock, calculated on an as-converted basis (such majority, the "Requesting Series C-1 Stockholders"), approve a Company Sale Transaction (as defined in the Stockholders Agreement), each Holder agreed (subject to the right in certain circumstances to receive from an investment banking firm a favorable opinion as to the fairness of the transaction to the Company's stockholders) (i) to vote all voting stock of the Company now or hereafter owned or controlled by it in favor of such Company Sale Transaction and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Company Sale Transaction; and (ii) to execute all related documentation to consummate the Company Sale Transaction.

         The foregoing description of the Stockholders Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Stockholders Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

         In light of the agreement to vote for certain designees to the Board, the Fund and each of the parties to the Stockholders Agreement may be deemed a "group" for purposes of Rule 13d of the Exchange Act.

OTHER PLANS AND PROPOSALS

         Except as described above or otherwise described in this Schedule 13D, the Fund currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Exchange Act. The Fund reserves the right, in each case subject to (x) the restrictions contained in the Stockholders Agreement and (y) any applicable limitations imposed on the sale of any of their securities of the Company by the Securities Act, or other applicable law, to (i) purchase securities of the Company, and (ii) sell or transfer securities of the Company beneficially owned by him from time to time in public or private transactions.

Item 5.  Interest in Securities of the Company

(a) Aggregate number and percentage of Common Stock beneficially owned by each of the Fund and the GP: See Items 11 and 13 on the applicable cover page.

(b) Shared versus sole voting and dispositive power with respect to each of the Fund and the GP: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Except as set forth above, neither the Fund or the GP has effected any transactions in the securities of the company during the past 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by the Fund or the GP.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

         Except as set forth in Items 3 and 4 of this Schedule 13D, neither the Fund nor the GP has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.     Material to Be Filed as Exhibits

Exhibit 1 Agreement Relative to the Filing of Schedule 13D, dated as of July 10, 2003, between Crossbow Venture Partners LP and Crossbow Venture Partners Corp.

Exhibit 2 Restructuring Agreement, dated as of June 30, 2003 by and among the Fund, the Company and the parties thereto.

Exhibit 3 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C-1 Convertible Preferred Stock of the Company.

Exhibit 4 Stockholders' Agreement, dated as of June 30, 2003, by and among the Fund, the Company and the parties listed on Schedule I thereto.

Exhibit 5 Registration Rights Agreement, dated as of June 30, 2003, by and among the Fund, the Company and the parties listed on Schedule I thereto.

Exhibit 6 Warrant to Purchase Series C-1 Convertible Preferred Stock of the Company, dated as of June 30, 2003.

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                                                                   Page 12 of 13

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Crossbow Venture Partners LP

                                        By: Crossbow Venture Partners Corp., its
                                            General Partner


  7/10/03                               By:  /s/ Stephen J. Warner
----------                                  ------------------------------------
  (Date)                                            (Signature)

                                        Stephen J. Warner, President
                                        ----------------------------
                                              (Name and Title)

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                                                                   Page 13 of 13

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Crossbow Venture Partners Corp.


  7/10/03                                        By:  /s/ Stephen J. Warner
-----------                                          ---------------------------
  (Date)                                                 (Signature)

                                                 Stephen J. Warner, President
                                                 ----------------------------
                                                      (Name and Title)

                                  EXHIBIT INDEX

Exhibit 1 Joint Reporting Agreement relative to the Filing of Schedule 13D, dated as of July 10, 2003, between Crossbow Venture Partners LP and Crossbow Venture Partners Corp.

Exhibit 2 Restructuring Agreement, dated as of June 30, 2003 by and among the Fund, the Company and the parties thereto.

Exhibit 3 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C-1 Convertible Preferred Stock of the Company.

Exhibit 4 Stockholders' Agreement, dated as of June 30, 2003, by and among the Fund, the Company and the parties listed on Schedule I thereto.

Exhibit 5 Registration Rights Agreement, dated as of June 30, 2003, by and among the Fund, the Company and the parties listed on Schedule I thereto.

Exhibit 6 Warrant to Purchase Series C-1 Convertible Preferred Stock of the Company, dated as of June 30, 2003.

                                                                       EXHIBIT 1

                            JOINT REPORTING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of common stock, par value $0.001 per share, of OnCure Medical Corp., a Delaware corporation, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons, except to the extent that he knows or has reason to believe that such information is inaccurate.

     EXECUTED as of the 10th day of July, 2003.

                                        Crossbow Venture Partners LP

                                            By: Crossbow Venture Partners
                                                Corp., its General Partner

                                                By:  /s/ Stephen J. Warner
                                                    ----------------------------
                                                        Stephen J. Warner
                                                        President


                                        Crossbow Venture Partners Corp.


                                        By:  /s/ Stephen J. Warner
                                            ------------------------------------
                                                Stephen J. Warner
                                                President

                                                                       Exhibit 2

                             RESTRUCTURING AGREEMENT

                  This RESTRUCTURING AGREEMENT (this "Agreement"), dated as of June 30, 2003, is entered into by and among (i) OnCURE Medical Corp., a Delaware corporation (the "Company"), (ii) DVI Financial Services Inc., a Delaware corporation ("DVI") and DVI Business Credit Corporation, a Delaware corporation ("DVI Credit"), (iii) Crossbow Venture Partners, LP, a Delaware limited partnership ("Crossbow" and a "Series E Holder"); (iv) the persons listed on the signature page hereto as Series D Holders (each a "Series D Holder"); (v) Mercurius Beleggingsmaatschaappij BV, a Dutch corporation ("Mercurius" and a "Series E Holder"), (vi) Partcipatie Maatschappij Avanti Limburg BV, a Dutch corporation ("Avanti" and a "Series E Holder") and (vii) the members of the Board of Directors of the Company listed on the signature pages hereto as Series H Holders (each a "Series H Holder"). DVI, the Series D Holders, the Series E Holders and the Series H Holders, are each sometimes referred to herein as an "Investor" and collectively, as the "Investors." The Company and the Investors are each sometimes referred to herein as a "Party" and, collectively, as the "Parties."

                                R E C I T A L S:

                  WHEREAS, the Parties desire to participate in a financial and capital restructuring of the Company on the terms and conditions set forth herein (the "Restructuring");

                  WHEREAS, in connection with the Restructuring, Laurel Holdings II, L.L.C., a Delaware limited liability company (the "Purchaser") and the Company expect to enter into an investment agreement (the "New Investment Agreement"), in the form attached hereto as Exhibit A, pursuant to which the Purchasers will purchase (collectively, the "New Investment") newly issued senior subordinated promissory notes of the Company (the "New Senior Subordinated Notes") in the aggregate initial principal amount of $6.0 million and Series C-1 Participating Convertible Preferred Stock of the Company having an initial liquidation preference of $12.0 million (the "New Series C Preferred");

                  WHEREAS, the Certificate of Incorporation of the Company authorizes the Company to issue 101,000,000 shares of stock, consisting of 100,000,000 shares of common stock, par value $0.001 per share ("Company Common Stock"), and 1,000,000 shares of preferred stock, par value $0.001 per share ("Company Preferred Stock");

                  WHEREAS, in connection with the New Investment and the Restructuring, the Company and the Investors desire that the Company file a Certificate of Designations in order to create the following series of Company Preferred Stock: (i) Series A Preferred Stock ("Series A Preferred"), (ii) Series B Preferred Stock ("Series B Preferred") and (iii) New Series C Preferred (together with the Series A Preferred and the Series B Preferred, the "New Preferred Stock"); the rights and designations of the New Preferred Stock to be as set forth in the Certificate of Designation attached hereto as Exhibit B;

                  WHEREAS, in connection with the Restructuring, the Company has agreed to repurchase from DVI an aggregate of 1,000 shares of Series C Cumulative Accelerating Redeemable Preferred Stock of the Company (the "Old Series C Preferred"), which 1,000 shares constitute all of the issued and outstanding shares of Old Series C Preferred, in exchange for $2,316,672 in cash and $2.6 million of initial liquidation preference of Series A Preferred, and the Company has in addition agreed to pay to DVI all accrued and unpaid dividends on such Old Series C Preferred in the aggregate amount of $2,683,328;

                  WHEREAS, in connection with the Restructuring, the Company and DVI have agreed that the Company shall repurchase from DVI Series A Preferred at the rate of $0.25 of liquidation preference of Series A Preferred for each $1.00 of additional debt financing provided to the Company by DVI after the Closing (as defined below);

                  WHEREAS, in connection with the Restructuring, the Series D Holders have agreed to exchange an aggregate of 1,000 shares of Series D Preferred Stock of the Company (the "Old Series D Preferred"), which 1,000 shares constitute all of the issued and outstanding shares of Old Series D Preferred, together with all accrued and unpaid dividends thereon, for $2.5 million of initial liquidation preference of Series B Preferred;

                  WHEREAS, in connection with the Restructuring, the Series E Holders have agreed to exchange an aggregate of 1,000 shares of Series E Preferred Stock of the Company (the "Old Series E Preferred"), which 1,000 shares constitute all of the issued and outstanding shares of Old Series E Preferred, together with all accrued and unpaid dividends thereon for $4.0 million of initial liquidation preference of Series B Preferred;

                  WHEREAS, in connection with the Restructuring, Crossbow has agreed to exchange bridge promissory notes of the Company in the aggregate principal amount of $1.5 million (the "Bridge Notes") for $3.0 million of initial liquidation preference of New Series C Preferred and the Company has agreed to pay to Crossbow all accrued and unpaid interest on the Bridge Notes;

                  WHEREAS, in connection with the Restructuring, the Series H Holders have agreed to exchange an aggregate of 215 shares of Series H Preferred Stock of the Company (the "Old Series H Preferred"), which 215 shares constitute all of the issued and outstanding shares of Old Series H Preferred, together with all accrued and unpaid dividends thereon, for $860,000 of initial liquidation preference of New Series C Preferred;

                  WHEREAS, in connection with the New Investment and the transactions set forth above, the Parties desire to enter into a Registration Rights Agreement, as set forth in the form attached hereto as Exhibit C;

                  WHEREAS, in connection with the New Investment and the transactions set forth above, the Parties desire to enter into a Stockholders Agreement, as set forth in the form attached hereto as Exhibit D, which shall provide, among other things, for the composition of the Board of Directors of the Company;

                  WHEREAS, in connection with the New Investment and the Restructuring, DVI Credit and the Company desire to amend the existing loan documents between DVI Credit and the Company (together the "Senior Debt Documents"), in order to permanently waive all existing defaults and events of default thereunder and to amend the covenants therein, as set forth in the form attached hereto as Exhibit E;

                  NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree on the terms and subject to the conditions as hereinafter set forth:

SECTION 1. THE RESTRUCTURING TRANSACTIONS.

             Simultaneously with the execution of this Agreement, the following transactions are being effected (it being understood and agreed by the Parties that the effectiveness of each such transaction shall be conditioned upon the substantially simultaneous consummation of the other transactions set forth in
Section 1 of this Agreement and the satisfaction of each of the conditions set forth in Section 2 of this Agreement) (the "Closing"):

       1.1 New Investment Agreement. The Purchaser and the Company are entering into the New Investment Agreement, in the form attached hereto as Exhibit A, pursuant to which the Purchaser is purchasing the amount of New Senior Subordinated Notes and New Series C Preferred set forth therein. The New Senior Subordinated Notes are being sold together with a detachable warrant exercisable to purchase New Series C Preferred having an initial liquidation preference of $4,200,000, which Series C Preferred is initially convertible into 16,800,000 shares of Company Common Stock.

       1.2 DVI Repurchase. (a) The Company hereby repurchases from DVI for $2,316,672 in cash payable to DVI according to the wire transfer instructions previously furnished by DVI and $2.6 million of initial liquidation preference of Series A Preferred, an aggregate of 1,000 shares of Old Series C Preferred, all of which are hereby cancelled and no longer outstanding. Simultaneous with the execution of this Agreement, DVI shall deliver to the Company stock certificates and stock powers executed in blank (or a lost stock certificate affidavit) for such shares of Old Series C Preferred.

             (b) As full and complete payment for all accrued and unpaid dividends on the shares of Old Series C Preferred as of the date hereof, the Company pays to DVI, and DVI hereby accepts as full and complete payment for all accrued and unpaid dividends on the shares of Old Series C Preferred as of the date hereof, $2,683,328 in cash payable to DVI according to the wire transfer instruction previously furnished by DVI.

             (c) DVI acknowledges and agrees that upon the completion of the transactions described in subparagraphs (a) and (b) above, it shall have no right, interest or claim of any kind whatsoever relating to the Old Series C Preferred.

             (d) The Company hereby agrees to repurchase from DVI from time to time after the Closing out of funds legally available therefor (as determined by the Board of Directors in good faith), shares of Series A Preferred held by DVI at a rate of $0.25 of liquidation preference of Series A Preferred for each $1.00 of the initial principal amount of additional Qualified Debt Financing provided by DVI to the Company after Closing. Such repurchase(s) shall be effected substantially simultaneously with the provision of such Qualified Debt Financing; provided, however, that if funds are not legally available to the Company for any such repurchase, the closing of such repurchase shall be deferred until the earliest practicable date after the Company has sufficient funds legally available to consummate such repurchase; provided, further, that if funds are not legally available to the Company for any such repurchase, DVI may, at its option, instead of deferring such repurchase, by written notice to the Company, convert shares of Series A Preferred held by DVI that would otherwise be repurchased into indebtedness of the Company containing the same terms as the Qualified Debt Financing which caused such repurchase obligation. Any such deferral of the closing of a repurchase in accordance with the terms of this subparagraph (d) shall not constitute a default hereunder. "Qualified Debt Financing" shall mean debt financing provided on commercially reasonable terms for similarly situated debtors and having a maturity of no less than 60 months, excluding the renewal or refinancing of existing debt provided by DVI and its affiliates.

       1.3   Exchange of Existing Securities.

             (a) Series D Exchange. Each of the Series D Holders hereby exchanges the number of shares of Old Series D Preferred set forth on Schedule 1.3(a) hereto for the number of shares of Series B Preferred set forth on
Schedule 1.3(a) hereto, and the Company hereby issues such number of shares of Series B Preferred to such Series D Holders in exchange for such shares of Old Series D Preferred. Each Series D Holder acknowledges and agrees that the number of shares of Old Series D Preferred opposite its name on Schedule 1.3(a) hereto constitutes all of the shares of Old Series D Preferred in which it has any right, title or interest, and that upon the completion of the exchange transaction described in this subparagraph, it shall have no right, interest or claim of any kind whatsoever relating to the Old Series D Preferred.

             (b) Series E Exchange. Each of the Series E Holders hereby exchanges the number of shares of Old Series E Preferred set forth on Schedule 1.3(b) hereto for the number of shares of Series B Preferred set forth on
Schedule 1.3(b) hereto, and the Company hereby issues such number of shares of Series B Preferred to such Series E Holder in exchange for such shares of Old Series E Preferred. Each Series E Holder acknowledges and agrees that the number of shares of Old Series E Preferred opposite its name on Schedule 1.3(b) hereto constitutes all of the shares of Old Series D Preferred in which it has any right, title or interest, and that upon the completion of the exchange transaction described in this subparagraph, it shall have no right, interest or claim of any kind whatsoever relating to the Old Series D Preferred.

             (c) Crossbow Exchange. Crossbow hereby exchanges $1.5 million of principal owing to Crossbow under the Bridge Notes and all accrued and unpaid interest thereon for 60,000 shares of New Series C Preferred and cash payable to Crossbow according to the wire transfer instructions previously furnished by Crossbow to the Company on account of all accrued and unpaid interest on the Bridge Notes, and the Company hereby issues and/or delivers such number of shares and cash to Crossbow in exchange for the Bridge Notes and all rights, claims and demands (whether for principal, interest or otherwise). Simultaneous with the execution of this Agreement, Crossbow shall deliver the original Bridge Notes to the Company for cancellation in accordance with the terms hereof. Crossbow acknowledges and agrees that upon the completion of the exchange transaction describe in this subparagraph, it shall have no rights, interests or claims of any kind whatsoever relating to the Bridge Notes (including without limitation, claims for principal or interest thereunder), which Bridge Notes shall be deemed paid in full and marked cancelled.

             (d) Series H Exchange. Each of the Series H Holders hereby exchanges the number of shares of Old Series H Preferred set forth on Schedule 1.3(d) hereto for the number of shares of New Series C Preferred set forth on
Schedule 1.3(d) hereto, and the Company hereby issues such number of shares of New Series C Preferred to such Series H Holders in exchange for such shares of Old Series H Preferred. Each Series H Holder acknowledges and agrees that the number of shares of Old Series H Preferred opposite its name on Schedule 1.3(d) hereto constitutes all of the shares of Old Series H Preferred in which it has any right, title or interest, and that upon the completion of the exchange transaction described in this subparagraph, it shall have no right, interest or claim of any kind whatsoever relating to the Old Series H Preferred.

             (e) Warrant Exchange. Crossbow hereby exchanges warrants to purchase 1,000,000 shares of Company Common Stock ("Old Warrants") for warrants (in the form attached to the New Investment Agreement) to purchase 5,000 shares of New Series C Preferred having an initial liquidation preference of $250,000 ("New Warrants"), which New Series C Preferred underlying the New Warrants will initially be convertible into 1,000,000 shares of Company Common Stock, and the Company hereby issues such number of New Warrants to Crossbow in exchange for the Old Warrants. Crossbow acknowledges and agrees that the Old Warrants constitute all of the warrants to purchase capital stock of the Company in which it has any right, title or interest, and that upon the completion of the exchange transaction describe in this subparagraph, it shall have no right, interest or claim of any kind whatsoever relating to the Old Warrants.

       1.4 Option Pool. The Company shall create a new pool of options to purchase 13,650,000 shares of Company Common Stock (the "Options"). All options shall have an exercise price greater than or equal to the fair market value of the Company Common Stock on the date of grant. Schedule 1.4 hereto sets forth the persons, amounts and exercise prices of the initial grants of Options to be made at Closing.

       1.5 Registration Rights Agreement. Each of the parties are entering into the Registration Rights Agreement in the form attached hereto as Exhibit C.

       1.6 Stockholders Agreement. Each of the Parties are entering into the Stockholders Agreement in the form attached hereto as Exhibit D.

       1.7 Termination of Existing Agreements. The applicable Parties agree that (a) that certain registration rights agreement dated January 2001, and (b) that certain registration rights agreement dated as of May 15, 2002 are hereby terminated and of no further force or effect. Each Investor acknowledges and agrees that upon the completion of the transactions contemplated in this Agreement, except as set forth in the Registration Rights Agreement described in
Section 1.5 above, such Investor shall have no right to cause the Company to file any registration under the Securities Act of 1933, as amended (the "Securities Act") or to otherwise cause the Company to register or qualify any of its securities or the offer and sale of any such securities under the Securities Act or any applicable state securities laws.

       1.8 Senior Debt Documents. DVI Credit and the Company are amending the Senior Debt Documents in the form attached hereto as Exhibit E.


       1.9 Employment Agreements. Jeffrey Goffman is entering into an employment agreement with the Company in the form attached hereto as Exhibits G.

       1.10 Right of First Offer. The Company shall provide to DVI twenty (20) business days notice prior to incurring additional indebtedness (including capital lease financing) with respect to the acquisition or leasing of equipment and similar assets, including radiation therapy and associated equipment. Within ten (10) business days of receipt of such notice, DVI may indicate to the Company in writing its willingness to provide such financing and propose the terms of such financing. If DVI declines to provide such notice within such ten
(10) business day period or indicates its unwillingness to provide such financing, the Company may complete such financing with one or more third parties within one hundred twenty (120) days of the expiration of such ten (10) business day period. In addition, if DVI has indicated its willingness in writing to provide such financing and specified the proposed terms of such financing, the Company may complete such financing with one or more third parties within one hundred twenty (120) days of receipt by the Company from DVI of notice of such willingness and the terms of financing, if the financing with the third party or parties is on terms the Board of Directors of the Company has concluded in good faith are more advantageous to the Company than are the terms proposed by DVI.

SECTION 2. CONDITIONS TO CLOSING.

       In addition to the transactions set forth above, the effectiveness of this Agreement and the transactions set forth above, is conditional upon the prior satisfaction (or waiver in writing by the parties entitled to performance) of the following conditions:

       2.1 Corporate Documents of the Company. The Company shall have caused the Certificate of Designations in the form attached hereto as Exhibit B to be filed with the Secretary of State of the State of Delaware.

       2.2 Effectiveness of Senior Debt Amendment. The Senior Debt Documents shall have been amended in the form of those documents attached as Exhibit E hereto and all existing Defaults and Event of Defaults (as defined in the Senior Debt Documents) shall have been permanently waived and the covenants therein shall be amended as set forth in Exhibit E.

       2.3  Execution of Other Agreements. Each of the transactions described in
Section 1 of this Agreement shall have been consummated and all conditions to the effectiveness of such transactions shall have been satisfied or waived (other than any conditions related to the effectiveness of this Agreement).

SECTION 3. REPRESENTATIONS AND WARRANTIES.

       3.1 General. Each Party hereby represents and warrants to the others that: (a) it has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement by it, and the consummation by it of the transactions contemplated hereby, has been duly authorized by all necessary corporate, limited liability company or limited partnership (as applicable) action; (c) the execution and delivery of this Agreement by it, and the consummation by it of the transactions contemplated hereby, do not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to it, its organizational documents or any order, judgment or decree of any court or other agency of government binding upon it, (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contract, indenture, agreement or other instrument or document to which it is a party or by which its properties or assets are bound,
(iii) result in or require the creation or imposition of any lien, charge or encumbrance upon any of its properties or assets or (iv) require it to obtain any approval or consent of any person, entity or governmental or regulatory authority that has not been obtained; (d) this Agreement and each of the agreements to be entered into by it in connection herewith are its legally valid and binding obligations, enforceable against it in accordance with their respective terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and general principles of equity; and (e) it has not employed any brokers or finders who may be due a fee in connection with the transactions hereunder.

       3.2 Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Investors that: (a) each share of Series A Preferred, Series B Preferred and New Series C Preferred (collectively, "Equity Securities") issued pursuant to this Agreement, has been duly authorized and validly issued, is fully paid and non-assessable and is free and clear of any liens, charges or encumbrances or any restrictions on transfer or voting, other than as set forth in the Securities Holders Agreement, the Amended and Restated Certificate of Incorporation of the Company, as amended, or as provided under applicable securities laws, and other than ones created by or imposed upon the holders thereof by parties other than the Company; and (b) Schedule 3.2 hereto contains a true, correct and complete list of all record holders of the Company's capital stock (other than the Company Common Stock) immediately prior to the consummation of the transactions contemplated hereby (without giving effect to the Restructuring), and immediately following the consummation of such transactions (after giving effect to the Restructuring), and the amount and type of capital stock held by each such record holder (other than the Company Common Stock) both immediately prior to and immediately following the consummation of such transactions.

       3.3 Representations and Warranties of Investors. Each Investor represents and warrants to the Company that: (a) it owns beneficially and of record the Bridge Notes, Old Series C Preferred, Old Series D Preferred, Old Series E Preferred or Old Series H Preferred to be exchanged by it pursuant to Section 1 hereof free and clear of any liens, charges or encumbrances; (b) it is an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereby; (c) it is acquiring the Equity Securities to be issued to it in exchange for cash or its Bridge Notes and/or Old Series C Preferred, Old Series D Preferred, Old Series E Preferred or Old Series H Preferred (as applicable) for its own account, for investment and not with a view to the distribution or resale thereof; (d) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Equity Securities and New Senior Subordinated Notes; (e) it acknowledges that is has reviewed and discussed the Company's business, affairs and current prospects with such officers of the Company and others as it has deemed appropriate or desirable, (f) it has received and reviewed the Company's Annual Report on Form 10-K for the period ended December 31, 2002 and the Company's unaudited statement of operations and balance sheet for the period ended April 30, 2003; (g) it understands that the Company has filed documents with the Securities and Exchange Commission to deregister under the Securities Exchange Act of 1934, as amended, and that accordingly, the Company will not be filing periodic reports with the Securities and Exchange Commission and the Company's securities will not be listed for trading on any securities exchange; (h) it understands that the Equity Securities will not be registered under the Securities Act of 1933, as amended, or any state securities or blue sky law, on the grounds that the offering and sale of the Equity Securities contemplated by its Agreement are exempt from registration pursuant to the exceptions available under such laws, and that the reliance by the Company upon such exemptions is predicated upon the Investors' representations set forth herein; (i) it is not a party to any contract, agreement or arrangement with the Company which is not described on one or more of the Exhibits to the New Investment Agreement and (j) it consents to the transactions contemplated hereby and waives any preemptive or similar rights it may have.

       3.4 Survival. The representations and warranties of the Parties contained herein shall survive indefinitely.

SECTION 4. MISCELLANEOUS.

       4.1 Amendments and Waivers. Except as otherwise provided herein, no amendment, modification, termination or waiver of any provision of this Agreement shall in any event be effective unless the same shall be in writing and signed by the Party against whom such amendment, modification, termination or waiver is sought to be enforced. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by any Party to exercise any right or privilege hereunder shall be deemed a waiver of such Party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

       4.2 Notices. Any notice or other communication required shall be in writing addressed to the respective Party as set forth below and may be personally delivered, telecopied, sent by overnight courier service or U.S. mail and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by telecopy, on the date of transmission if transmitted on a business day before 5:00 p.m. Eastern time or on the next business day if delivered after 5:00 p.m. Eastern time; (c) if delivered by overnight courier, one (1) business day after delivery to the courier properly addressed; or (d) if delivered by U.S. mail, three (3) business days after deposit with postage prepaid and properly addressed. Notices shall be addressed as follows:

            (i)         If to the Company at:

                        OnCURE Medical Corp.
                        610 Newport Center Drive, Suite 350
                        Newport Beach, CA 92660
                        Attention:    Jeffrey A. Goffman
                        Telephone:    (949) 721-6542
                        Facsimile:    (949) 721-6610

                        With a copy to:

                        Swidler Berlin Shereff Friedman, LLP
                        The Chrysler Building
                        405 Lexington Avenue
                        New York, New York 10174
                        Attention:    Scott M. Zimmerman
                        Telephone:    (212) 973-0111
                        Facsimile:    (212) 891-9598


            (ii)        If to DVI at:

                        DVI Business Credit Corporation
                        2500 York Road
                        Jamison, PA 18929
                        Attention:    Credit/Documentation/Legal Departments
                        Telephone:    (215) 488-5000
                        Facsimile:    (215) 488-5408

                        With a copy to:

                        DVI Financial Services Inc.
                        2500 York Road
                        Jamison, PA 18929
                        Attention:    Credit/Documentation/Legal Departments
                        Telephone:    (215) 488-5000
                        Facsimile:    (215) 488-5408

             (iii)      If to the Series D Holders at:

                        The address listed below such persons name on the signature pages hereto

             (iv) If to the Series H Holders (other than Crossbow) at: The address listed below such persons name on the signature pages hereto

             (v)        if to Mercurius at:

                        Mercurius Beleggingsmaatschappij BV
                        Akerstraat 126
                        6417 BR Heerlen
                        Netherlands
                        Attn:  Frits F. Vromen
                        Telephone:
                        Facsimile:

             (vi)       if to Avanti at:

                        Participatie Maatschappij Avanti Limburg BV
                        Akerstraat 126
                        6417 AG Heerlen
                        Netherlands
                        Attn:  Frits F. Vromen
                        Telephone:
                        Facsimile:

             (vii)      if to Crossbow at:

                        Crossbow Venture Partners, LP
                        One North Clematis Street, Suite 510
                        West Palm Beach, FL 33401
                        Attn:  Stephen J. Warner
                        Telephone:
                        Facsimile:    (561) 838-4105

                        with a copy to

                        Greenberg Traurig, P.A.
                        450 S. Orange Avenue, Suite 650
                        Orlando, FL 32801
                        Attn:  Jeffery A. Bahnsen, Esq.
                        Telephone:    (407) 418-2351
                        Facsimile:    (407) 650-8401

       4.3 Successors and Assigns, Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

       4.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

       4.5 Headings. The headings in this Agreement are for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

       4.6 Governing Law. The validity, performance, construction and effect of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed therein, without regard to conflicts of law principles. The parties hereto agree to submit to the exclusive jurisdiction of the federal and state courts located in Wilmington County, Delaware in any action or proceeding arising out of or relating to this Agreement.

       4.7 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

       4.8 Entire Agreement. This Agreement, together with the other agreements and documents referenced herein, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

       4.9 Construction. Each Party hereto acknowledges that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be constructed as if jointly drafted by each Party hereto.

       4.10 Further Assurances. Each Party, at the request of another Party, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Restructuring and the transactions contemplated thereby and hereby.

       4.11 No Claims with Respect to the Restructuring. Each Investor (other than the Purchasers) acknowledges and agrees that neither such Investor nor any of their affiliates has any claim or cause of action against the Company (or any of its directors, officers, employees or agents) with respect to the obligations to be performed by the Company under the Bridge Notes, Old Series C Preferred, Old Series D Preferred, Old Series E Preferred or Old Series H Preferred and the agreements entered into in connection therewith. Therefore, each Investor unconditionally releases, waives and forever discharges any and all liabilities, obligations, duties, promises, indebtedness, claims, offsets, causes of action, suits or defenses of any kind whatsoever (if any), whether against the Company or any of its directors, officers, employees or agents, which existed, arose or occurred at any time prior to the date hereof or which could thereafter arise as the result of the execution of (or the satisfaction of any condition precedent or subsequent to) this Agreement with respect to, or otherwise arising in connection with, the obligations to be performed by the Company under the Bridge Notes, Old Series C Preferred, Old Series D Preferred, Old Series E Preferred or Old Series H Preferred and the agreements entered into in connection therewith. Nothing contained herein shall be deemed to constitute a release, waiver or discharge of any liabilities, obligations, duties, provision of indebtedness of the Company under the Senior Debt Documents, any agreements evidencing existing lease or loan transactions between DVI and the Company or an affiliate of the Company, this Agreement or any other agreements, documents or instruments executed in connection with any of the foregoing.

       IN WITNESS WHEREOF, the Parties have executed this Restructuring Agreement as of the date first above written.


                        OnCURE MEDICAL CORP.


                        By: /s/ Jeffrey A. Goffman
                            ----------------------
                        Name:  Jeffrey A. Goffman
                        Title: President and Chief Executive Officer


                        DVI FINANCIAL SERVICES INC.


                        By: /s/ Richard Miller
                            ------------------
                        Name:  Richard E. Miller
                        Title: Vice President


                        DVI BUSINESS CREDIT CORPORATION


                        By: /s/ Richard Miller
                            ------------------
                        Name:  Richard E. Miller
                        Title: Vice President


                        /s/ Abhijit Deshmukh
                        --------------------
                        Abhijit Deshmukh


                        /s/ Douglas W. Johnson
                        ----------------------
                        Douglas W. Johnson


                        /s/ Sonja Schoeppel
                        -------------------
                        Sonja Schoeppel


                        /s/ Walter P. Scott
                        -------------------
                        Walter P. Scott


                        CROSSBOW VENTURE PARTNERS, LP
                        By: Crossbow Venture Partners Corp., as its
                            General Partner


                        By: /s/  Steven J. Warner
                            ---------------------
                        Name:  Steven J. Warner
                        Title: President

                        MERCURIUS BELEGGINGSMAATSCHAPPIJ BV

                        By: /s/ HHF Stienstra
                            -----------------
                        Name:  HHF Stienstra
                        Title: President


                        PARTCIPATIE MAATSCHAPPIJ AVANTI LIMBURG BV

                        By: /s/ HHF Stienstra
                            -----------------
                        Name:  HHF Stienstra
                        Title: President


                        /s/ Jeffrey A. Goffman
                        ----------------------
                        Jeffrey A. Goffman


                        /s/ Shyam B. Paryani
                        --------------------
                        Shyam B. Paryani


                        /s/ John W. Wells, Jr.
                        ----------------------
                        John W. Wells, Jr.


                        /s/ Stanley S. Trotman, Jr.
                        ---------------------------
                        Stanley S. Trotman, Jr.


                        /s/ Charles J. Jacobson
                        -----------------------
                        Charles J. Jacobson


                        /s/ Gordon C. Rausser
                        ---------------------
                        Gordon C. Rausser

                                                                       Exhibit 3

               CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

                                       OF

   SERIES A CONVERTIBLE PREFERRED STOCK, SERIES B CONVERTIBLE PREFERRED STOCK
                   AND SERIES C-1 CONVERTIBLE PREFERRED STOCK
                                       OF

                              ONCURE MEDICAL CORP.

         ONCURE MEDICAL CORP., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

         That pursuant to authority conferred upon the Board of Directors of the Corporation (the "Board") by the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") and pursuant to the provisions of ss.151 of the General Corporation Law of the State of Delaware, the Board, on June 27, 2003, unanimously adopted the following resolution providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C-1 Convertible Preferred Stock:

                  WHEREAS, the Certificate of Incorporation provides for two classes of stock known as common stock, $.001 par value per share ("Common Stock"), and preferred stock, $.001 par value per share ("Preferred Stock"); and

                  WHEREAS, the Board is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof,

                  NOW, THEREFORE, BE IT

                  RESOLVED, that the Board deems it advisable to, and hereby does, designate Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C-1 Convertible Preferred Stock and fixes and determines the rights, preferences, qualifications, limitations and restrictions relating to such Preferred Stock as follows:

         1. Number of Shares. Of the 1,000,000 authorized shares of Preferred Stock of the Corporation, 15,000 shares are hereby designated Series A Convertible Preferred Stock (the "Series A Preferred Stock"), 225,000 shares are hereby designated Series B Convertible Preferred Stock (the "Series B Preferred Stock") and 750,000 shares are hereby designated Series C-1 Convertible Preferred Stock (the "Series C-1 Preferred Stock"), and such shares shall have the rights, preferences, privileges and restrictions set forth in paragraphs 1A through 6 below. (Any references herein shall be construed, without more, as a reference to the specified paragraph within this Certificate of Designations.)

                  1A.   Voting; General. Except as may be otherwise provided in
these terms of the Preferred Stock or by law, the Preferred Stock shall vote together with all other classes and series of stock of the Corporation as a single class on all actions to be taken by the stockholders of the Corporation. Each share of Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock (including fractions of a share) into which each share of Preferred Stock is then convertible; provided, however, that each holder of Series C-1 Preferred Stock that holds one or more Series C-1 Warrants (defined below) shall be entitled to additional votes on each such action, which additional votes shall equal the number of shares of Common Stock (including fractions of a share) then issuable to such holder assuming the exercise of such Series C-1 Warrant or Series C-1 Warrants in full and the immediate conversion into Common Stock of all shares of Series C-1 Preferred Stock issuable upon such exercise of such Series C-1 Warrant or Series C-1 Warrants. For purposes hereof, "Series C-1 Warrants" refers to the warrants for the purchase of shares of Series C-1 Preferred Stock, which warrants are to be issued pursuant to the terms of (a) the Securities Purchase Agreement dated as of June 30, 2003 (the "Securities Purchase Agreement") among the Corporation, certain of its subsidiaries and Laurel Holdings II, L.L.C. ("Laurel Holdings") and (b) the Restructuring Agreement dated as of June 30, 2003 (the "Restructuring Agreement") among the Corporation and certain of its stockholders.

                  1B.   Board Size. The Corporation shall not, without the
written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series C-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as one class, increase the maximum number of directors constituting the Board of Directors to a number in excess of nine (9).

                  1C.   Board Seats.

                       (a) For so long as at least 10% of the aggregate shares of Series B Preferred Stock issued by the Corporation remain outstanding, the holders of the Series B Preferred Stock (the "Series B Holders"), voting separately as one class, shall be entitled to elect two (2) directors of the Corporation. At any meeting (or in a written consent in lieu thereof) held for the purpose of electing directors, the presence in person or by proxy (or the written consent) of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock shall constitute a quorum of the Series B Preferred Stock for the election of directors to be elected solely by the holders of the Series B Preferred Stock. A vacancy in any directorship elected by the holders of the Series B Preferred Stock shall be filled only by vote or written consent of the holders of the Series B Preferred Stock, consenting or voting, as the case may be, separately as one class. The directors to be elected by the holders of the Series B Preferred Stock, voting separately as one class, shall serve for terms extending from the date of their election and qualification until the time of the next succeeding annual meeting of stockholders and until their successors have been elected and qualified. Notwithstanding the foregoing, the holders of the Series B Preferred Stock shall maintain the right provided hereunder with respect to the election of directors if the number of outstanding shares of Series B Preferred Stock decreases to less than 10% of the aggregate shares of Series B Preferred Stock issued by the Corporation as a result of a failure of the Corporation to fully redeem such shares of Series B Preferred Stock as required pursuant to Section 6 hereof.

                       (b) For so long as at least 10% of the aggregate shares of Series C-1 Preferred Stock issued by the Corporation remain outstanding, the holders of the Series C-1 Preferred Stock (the "Series C-1 Holders"), voting separately as one class, shall be entitled to elect five (5) directors of the Corporation. At any meeting (or in a written consent in lieu thereof) held for the purpose of electing directors, the presence in person or by proxy (or the written consent) of the holders of at least a majority of the then outstanding shares of Series C-1 Preferred Stock shall constitute a quorum of the Series C-1 Preferred Stock for the election of directors to be elected solely by the holders of the Series C-1 Preferred Stock. A vacancy in any directorship elected by the holders of the Series C-1 Preferred Stock shall be filled only by vote or written consent of the holders of the Series C-1 Preferred Stock, consenting or voting, as the case may be, separately as one class. The directors to be elected by the holders of the Series C-1 Preferred Stock, voting separately as one class, shall serve for terms extending from the date of their election and qualification until the time of the next succeeding annual meeting of stockholders and until their successors have been elected and qualified. Notwithstanding the foregoing, the holders of the Series C-1 Preferred Stock shall maintain the right provided hereunder with respect to the election of directors if the number of outstanding shares of Series C-1 Preferred Stock decreases to less than 10% of the aggregate shares of Series C-1 Preferred Stock issued by the Corporation as a result of a failure of the Corporation to fully redeem such shares of Series C-1 Preferred Stock as required pursuant to Section 6 hereof.

         2.       Dividends.

                  2A.   The holders of the Series A Preferred Stock (the "Series
A Holders"), the Series B Holders and the Series C-1 Holders shall be entitled to receive cumulative dividends on each outstanding share of Preferred Stock ("Cumulative Dividends"), which shall accrue on a daily basis at an annual rate equal to eight percent (8%) multiplied by $240.00 per share in the case of the Series A Preferred Stock, $45.90 per share in the case of the Series B Preferred Stock and $25.00 per share in the case of the Series C-1 Preferred Stock (with each of the foregoing prices being subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the applicable shares), and which shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (each such date, a "Cumulative Dividend Payment Date"). Any calculation of the amount of such Cumulative Dividends accrued pursuant to the provisions of this Section 2A shall be made based on a 365-day year and on the number of days actually elapsed during the applicable calendar quarter, compounded annually. All Cumulative Dividends shall be payable either in (i) cash, out of funds legally available therefor, or (ii) shares of Series A Preferred Stock with respect to the Series A Preferred Stock, shares of Series B Preferred Stock with respect to the Series B Preferred Stock or shares of Series C-1 Preferred Stock with respect to the Series C-1 Preferred Stock (in each event, a "PIK Dividend"), or
(iii) a combination of cash and PIK Dividends. The form of payment of the Cumulative Dividends shall be determined by the Corporation; provided, however, that the holder or holders of a majority of the then outstanding shares of Series C-1 Preferred Stock may elect, by written notice to the Corporation, the form of payment of all Cumulative Dividends payable with respect to the Series C-1 Preferred Stock after June 30, 2004; provided, however, that if such holders of the Series C-1 Preferred Stock fail to notify the Corporation in writing at least twenty (20) days prior to the applicable Cumulative Dividend Payment Date, the Corporation may determine the form of payment. If the Corporation elects to pay any portion of a Cumulative Dividend in cash (or the Series C-1 Holders elect pursuant to the foregoing proviso to receive payment in cash), but the Corporation is unable to do so for any reason, then such portion of the Cumulative Dividend otherwise due and payable in cash shall be paid in the form of a PIK Dividend. If necessary, fractional shares of Preferred Stock may be issued in connection with any PIK Dividend so that exact payment can be made to each holder of shares of Preferred Stock of all accrued and unpaid dividends that are payable on any Cumulative Dividend Payment Date in respect of such holder's shares of Preferred Stock, provided that any such fractional shares shall be rounded to the nearest one-hundredth of a share. All shares (including any fractional shares) of Preferred Stock issued pursuant to a PIK Dividend will thereupon be duly authorized, validly issued, fully paid and non-assessable. Cumulative Dividends with respect to such additional shares of Preferred Stock issued as a PIK Dividend shall accrue at the rates and be due and payable on the Cumulative Dividend Payment Dates and on the other terms set forth in this Section 2A, commencing on the first day of the calendar quarter immediately following the quarter in which such PIK Dividend was payable, regardless of whether the shares constituting the PIK Dividend were actually issued during the preceding calendar quarter.

                  2B.   No dividends or other distributions will be paid,
declared or set apart with respect to the Series A Preferred Stock, Series B Preferred Stock, Common Stock or any other class or series of capital stock if, and for so long as, the Corporation fails to make payment of any dividend, including Cumulative Dividends, due and payable in respect of the Series C-1 Preferred Stock.

         3.       Liquidation, Dissolution and Winding-up.

                  3A.   Upon any liquidation, dissolution or winding up of the
Corporation (a "Liquidation Event"), whether voluntary or involuntary, the holders of the outstanding shares of Series C-1 Preferred Stock shall be paid, in preference and prior to any payment made to the holders of the Series A Preferred Stock, Series B Preferred Stock, Common Stock and any other stock ranking on liquidation junior to the Series C-1 Preferred Stock, an amount per share equal to $25.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus, with respect to each share, an amount equal to all accrued and unpaid dividends (whether or not declared) thereon, computed to the date that payment thereof is made available. If upon any Liquidation Event, the assets to be distributed to the Series C-1 Holders are insufficient to permit payment in full to such Series C-1 Holders of the full preferential amounts set forth in this paragraph 3A, then all of the assets of the Corporation available for distribution to the stockholders shall be distributed to the Series C-1 Holders pro rata, so that each Series C-1 Holder receives that portion of the assets available for distribution as the amount of the full preference payment to which such holder would otherwise be entitled bears to the aggregate preference payments to which all Series C-1 Holders would otherwise be entitled pursuant to this paragraph 3A.

                  3B.   Upon any Liquidation Event, immediately after the
holders of Series C-1 Preferred Stock have been paid in full pursuant to subsection 3A above and in preference and prior to any payment made to the holders of the Common Stock or any stock ranking on liquidation junior to the Series A Preferred Stock and Series B Preferred Stock, which rank pari passu on liquidation, the Series A Holders shall be paid an amount per share equal to $240.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) and the Series B Holders shall be paid an amount per share equal to $45.90 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus, in each case and with respect to each share, an amount equal to all accrued and unpaid dividends (whether or not declared) thereon, computed to the date that payment thereof is made available. If upon any Liquidation Event, the assets to be distributed to the Series A Holders and Series B Holders are insufficient to permit payment in full to the Series A Holders and Series B Holders of the full preferential amounts set forth in this paragraph 3B, then all of the assets of the Corporation then available for distribution to the stockholders shall be distributed to the Series A Holders and Series B Holders pro rata, so that each Series A Holder and Series B Holder receives that portion of the assets available for distribution as the amount of the full preference payment to which such holder would otherwise be entitled pursuant to this paragraph 3B bears to the aggregate preference payments to which the Series A Holders and Series B Holders would otherwise be entitled pursuant to this paragraph 3B.

                  3C.   Upon any Liquidation Event, immediately after the Series
C-1 Holders have been paid in full pursuant to paragraph 3A above and the Series A Holders and Series B Holders have been paid in full pursuant to paragraph 3B above, the remaining net assets of the Corporation available for distribution shall be distributed pro rata among the holders of the Common Stock and the Series C-1 Holders based on the relative number of shares of Common Stock held by each such holder, with each share of Series C-1 Preferred Stock being deemed for such purposes to be equal to the number of shares of Common Stock (including fractions of a share) into which such share of Series C-1 Preferred Stock was convertible immediately prior to such Liquidation Event.

                  3D.   Notwithstanding anything herein to the contrary and
unless otherwise waived in writing by the holder or holders of a majority of the then outstanding shares of Series C-1 Preferred Stock, if the amount per share that the holders of the Series C-1 Preferred Stock would be entitled to receive pursuant to the preceding paragraphs 3A through 3C is less than an amount per share equal to $50.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus, with respect to each share, an amount equal to all accrued and unpaid dividends (whether or not declared) thereon, computed to the date that payment thereof is made available (the amount equal to such product, the "Series C-1 Minimum Payment Amount"), then amounts otherwise distributable to the holders of Common Stock shall be distributed instead to the Series C-1 Holders (pro rata based on their respective Series C-1 Minimum Payment Amounts) until each Series C-1 Holder has received its Series C-1 Minimum Payment Amount or all such amounts otherwise distributable to the holders of the Common Stock have been distributed to the Series C-1 Holders. In the event that the Series C-1 Holders do not receive their respective Series C-1 Minimum Payment Amounts as a result of the distribution to them of all amounts that otherwise would have been distributable to the holders of the Common Stock, then amounts otherwise distributable to the holders of Series A Preferred Stock and Series B Preferred Stock shall be distributed instead to the Series C-1 Holders (pro rata based on their respective Series C-1 Minimum Payment Amounts) until each Series C-1 Holder has received its Series C-1 Minimum Payment Amount or all such amounts otherwise distributable to the Series A Holders and Series B Holders have been distributed to the Series C-1 Holders.

                  3E.   The (x) consolidation or merger of the Corporation into
or with any other entity or entities (except a consolidation or merger into a subsidiary or merger in which the Corporation is the surviving corporation and the holders of the Corporation's voting stock outstanding immediately prior to the transaction constitute the holders of a majority of the voting stock outstanding immediately following the transaction), (y) the sale or transfer by the Corporation of all or substantially all its assets, or (z) the sale, exchange or transfer to any person or persons (other than Laurel Holdings and its affiliates or transferees) by the Corporation's stockholders, in a single transaction or series of related transactions, of capital stock representing a majority of the voting power at elections of directors of the Corporation shall be deemed to be a Liquidation Event within the meaning of the provisions of this paragraph 3 (subject to the provisions of this paragraph 3 and not the provisions of paragraph 5G hereof, unless subparagraph 5G is elected in the following proviso), provided, however, that the holders of a majority of the then outstanding shares of Series C-1 Preferred Stock, voting separately as one class, shall have the right to elect the benefits of the provisions of paragraph 5G in lieu of receiving payment in liquidation, dissolution or winding up of the Corporation pursuant to this paragraph 3.

                  3F.   Written notice of any Liquidation Event (including any
deemed Liquidation Event), stating a payment date and the place where said payments shall be made, shall be given by overnight delivery, by an internationally-recognized overnight courier service, not less than 20 days prior to the payment date stated therein, to the holders of record of the Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Corporation.

                  3G.   Whenever the distribution provided for in this paragraph
3 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

         4.       Restrictions.

                  4A.   At any time when shares of Series A Preferred Stock are
outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law or by the Certificate of Incorporation of the Corporation, and in addition to any other vote required by law or the Certificate of Incorporation of the Corporation, without the written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by a vote at a meeting, consenting or voting (as the case may be) separately as one class, the Corporation will not amend, alter or repeal any of the terms of the Series A Preferred Stock in a manner adverse to the Series A Preferred Stock.

                  4B. At any time when shares of Series B Preferred Stock are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law or by the Certificate of Incorporation of the Corporation, and in addition to any other vote required by law or the Certificate of Incorporation of the Corporation, without the written consent of the holders of a majority of the then outstanding shares of Series B Preferred Stock, given in writing or by a vote at a meeting, consenting or voting (as the case may be) separately as one class, the Corporation will not amend, alter or repeal any of the terms of the Series B Preferred Stock in a manner adverse to the Series B Convertible Preferred Stock.

                  4C. At any time when shares of Series C-1 Preferred Stock are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law or by the Certificate of Incorporation of the Corporation, and in addition to any other vote required by law or the Certificate of Incorporation of the Corporation, without the written consent of the holders of a majority of the then outstanding shares of Series C-1 Preferred Stock, given in writing or by a vote at a meeting, consenting or voting (as the case may be) separately as one class, the Corporation will not:

                       (1) amend, alter or repeal any of the terms of the Series C-1 Preferred Stock in a manner adverse to the Series C-1 Convertible Preferred Stock;

                       (2) create or authorize the creation of any additional class or series of Preferred Stock, or otherwise create or authorize the creation of any additional class or series of stock unless the same ranks junior to the Series C-1 Preferred Stock, as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Corporation or with respect to the payment of dividends or redemption rights, or increase the authorized amount of such series of Series C-1 Preferred Stock or increase the authorized amount of any additional class or series of shares of stock unless the same ranks junior to such series of Series C-1 Preferred Stock as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Corporation or with respect to the payment of dividends or redemption rights, or create or authorize any obligation or security convertible into shares of any series of Preferred Stock or into shares of any other class or series of stock unless the same ranks junior to such series of Series C-1 Preferred Stock as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Corporation or with respect to the payment of dividends or redemption rights, whether any such creation, authorization or increase shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise;

                       (3) create, or authorize the creation of, or issue, or authorize the issuance of, any debt security of the Corporation which by its terms is convertible into or exchangeable for any equity security of the Corporation or any security of the Corporation which is a combination of debt and equity, unless in either case, such equity feature would be permitted by
Section 4C(2) hereof if such security were solely an equity security; or

                       (4) purchase or redeem, or set aside any sums for the purchase or redemption of, or pay any dividend or make any distribution on, any shares of stock other than the Series C-1 Preferred Stock, except for (i) Cumulative Dividends payable on the Series A Preferred Stock and Series B Preferred Stock pursuant to Section 2A above, (ii) shares of Series A Preferred Stock redeemed from DVI Financial Services Inc. in accordance with the terms of the Restructuring Agreement and (iii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and other than shares of Common Stock repurchased with the approval of the Board of Directors (or any compensation committee thereof) from employees, directors or consultants at the original purchase price thereof.

                  4D. At any time when at least 25% of the aggregate number of shares of Series C-1 Preferred Stock issued by the Corporation from time to time (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law or by the Certificate of Incorporation of the Corporation, and in addition to any other vote required by law or the Certificate of Incorporation of the Corporation, without the written consent of the holders of a majority of the then outstanding shares of Series C-1 Preferred Stock, given in writing or by a vote at a meeting, consenting or voting (as the case may be) separately as one class, the Corporation will not:

                       (1) consent to any liquidation, dissolution or winding up of the Corporation or merge or consolidate with or into, or permit any subsidiary to merge or consolidate with or into, any other corporation, corporations, entity or entities (except a consolidation or merger into a subsidiary or merger in which the Corporation is the surviving Corporation and the holders of the Corporation's voting stock outstanding immediately prior to the transaction constitute a majority of the holders of voting stock outstanding immediately following the transaction);

                       (2) sell, abandon, transfer, lease or otherwise dispose of all or substantially all of its properties or assets; or sell, abandon, transfer, lease or otherwise dispose of any material amount of its properties or assets in any transaction or series of related transactions, other than in the ordinary course of business;

                       (3) amend, alter or repeal any provision of its Certificate of Incorporation or By-laws, whether pursuant to Section 241 of the Delaware General Corporation Law or by merger, consolidation or otherwise;

                       (4) incur at any time an aggregate of $100,000 of consolidated indebtedness in excess of the consolidated indebtedness set forth in the then applicable budget approved by the Board of Directors of the Corporation; or

                       (5) amend the terms of any convertible note, stock option, warrant or other equity security or instrument (including any security or instrument convertible into or exchangeable for any class or series of stock or other equity securities) that was in existence or outstanding on the date that shares of Series C-1 Preferred Stock were first issued by the Corporation.

         5. Conversion of the Preferred Stock. The holders of shares of Preferred Stock shall have the following conversion rights:

              5A.   Right to Convert. Subject to the terms and conditions of
this paragraph 5, the holder of any share or shares of Preferred Stock shall have the right, at its option at any time, to convert any such shares of Preferred Stock (except that upon any liquidation of the Corporation the right of conversion shall terminate at the close of business on the business day fixed for payment of the amounts distributable on the Preferred Stock) into such number of fully paid and nonassessable shares of Common Stock determined as follows:

                    (a) in the case of the Series A Preferred Stock, by (i) multiplying the number of shares of Series A Preferred Stock so to be converted by $240.00 and (ii) dividing the result by the conversion price of $1.20 per share or in case an adjustment of such price has taken place pursuant to the further provisions of this paragraph 5, then by the conversion price as last adjusted and in effect at the date any share or shares of Series A Preferred Stock are surrendered for conversion (such price, or such price as last adjusted, being referred to as the "Series A Conversion Price");

                    (b) in the case of the Series B Preferred Stock, by (i) multiplying the number of shares of Series B Preferred Stock so to be converted by $45.90 and (ii) dividing the result by the conversion price of $0.2295 per share or in case an adjustment of such price has taken place pursuant to the further provisions of this paragraph 5, then by the conversion price as last adjusted and in effect at the date any share or shares of Series B Preferred Stock are surrendered for conversion (such price, or such price as last adjusted, being referred to as the "Series B Conversion Price"); and

                    (c) in the case of the Series C-1 Preferred Stock, by (i) multiplying the number of shares of Series C-1 Preferred Stock so to be converted by $25.00 and (ii) dividing the result by the conversion price of $0.125 per share or in case an adjustment of such price has taken place pursuant to the further provisions of this paragraph 5, then by the conversion price as last adjusted and in effect at the date any share or shares of Series C-1 Preferred Stock are surrendered for conversion (such price, or such price as last adjusted, being referred to as the "Series C-1 Conversion Price").

                    As used in this paragraph 5, the term "Conversion Price" refers to the Series A Conversion Price as applicable to the Series A Preferred Stock, the Series B Conversion Price as applicable to the Series B Preferred Stock and the Series C-1 Conversion Price as applicable to the Series C-1 Preferred Stock.

                    Such right of conversion pursuant to this paragraph 5A shall be exercised by any holder of Preferred Stock by giving written notice that such holder elects to convert a stated number of shares of Preferred Stock into Common Stock and by surrender of a certificate or certificates for the shares so to be converted to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of the Preferred Stock) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names (with address) in which the certificate or certificates for shares of Common Stock shall be issued. Notwithstanding any other provisions hereof, if a conversion of Preferred Stock is to be made in connection with any transaction affecting the Corporation, the conversion of any shares of Preferred Stock, may, at the election of the holder thereof, be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until such transaction has been consummated, subject in all events to the terms hereof applicable to such transaction.

                    5B. Issuance of Certificates; Time Conversion Effected. Promptly after the receipt of the written notice referred to in paragraph 5A and surrender of the certificate or certificates for the share or shares of Preferred Stock to be converted, the Corporation shall issue and deliver, or cause to be issued and delivered, to the holder, registered in such name or names as such holder may direct, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such share or shares of Preferred Stock. To the extent permitted by law, such conversion shall be deemed to have been effected and the Conversion Price shall be determined as of the close of business on the date on which such written notice shall have been received by the Corporation and the certificate or certificates for such share or shares shall have been surrendered as aforesaid, and at such time the rights of the holder of such share or shares of Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby.

                    5C. Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of Preferred Stock into Common Stock and no payment or adjustment shall be made upon any such conversion with respect to any cash dividends previously payable on the Common Stock issued upon such conversion. In case the number of shares Preferred Stock represented by the certificate or certificates surrendered pursuant to paragraph 5A exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder, at the expense of the Corporation, a new certificate or certificates for the number of shares of Preferred Stock represented by the certificate or certificates surrendered which are not to be converted. If any fractional share of Common Stock would, except for the provisions of the first sentence of this paragraph 5C, be delivered upon such conversion, the Corporation, in lieu of delivering such fractional share, shall pay to the holder surrendering the Preferred Stock for conversion an amount in cash equal to the current market price of such fractional share as determined in good faith by the Board of Directors of the Corporation, and based upon the aggregate number of shares of Preferred Stock surrendered by any one holder.

                    5D. Adjustment of Conversion Price Upon Issuance of Common Stock. Except as provided in paragraphs 5E and 5F, if and whenever the Corporation shall issue or sell, or is, in accordance with paragraphs 5D(1) through 5D(7), deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the Conversion Price (the "Applicable Conversion Price") in effect immediately prior to the time of such issue or sale, (such number being appropriately adjusted to reflect the occurrence of any event described in paragraph 5F), then, forthwith upon such issue or sale, the Applicable Conversion Price shall be reduced to the price determined by dividing (i) an amount equal to the sum of (a) the number of shares of Common Stock outstanding immediately prior to such issue or sale (including, for this purpose, shares of Common Stock issuable upon conversion of the Preferred Stock, shares of Common Stock issuable upon exercise of any outstanding warrant exercisable for Common Stock and shares of Common Stock issuable upon conversion of any Preferred Stock issuable upon exercise of any outstanding warrant exercisable for Preferred Stock) multiplied by the then existing Applicable Conversion Price and (b) the consideration, if any, received by the Corporation upon such issue or sale, by
(ii) an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to such issue or sale (including, for this purpose, shares of Common Stock issuable upon conversion of the Preferred Stock, shares of Common Stock issuable upon exercise of any outstanding warrant exercisable for Common Stock and shares of Common Stock issuable upon conversion of any Preferred Stock issuable upon exercise of any outstanding warrant exercisable for Preferred Stock) and (b) the total number of shares of Common Stock issuable in such issue or sale.

                    For purposes of this paragraph 5D, the following paragraphs 5D(1) to 5D(7) shall also be applicable:

                    5D(1) Issuance of Rights or Options. In case at any time the Corporation shall in any manner grant (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding. Except as otherwise provided in paragraph 5D(3), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

                    5D(2) Issuance of Convertible Securities. In case the Corporation shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that (a) except as otherwise provided in paragraph 5D(3), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price have been or are to be made pursuant to other provisions of this paragraph 5D, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

                    5D(3) Change in Option Price or Conversion Rate. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in paragraph 5D(1), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in paragraph 5D(1) or 5D(2), or the rate at which Convertible Securities referred to in paragraph 5D(1) or 5D(2) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; and on the expiration of any such Option or the termination of any such right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be increased to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued.

                    5D(4) Stock Dividends. In case the Corporation shall declare a dividend or make any other distribution upon any stock of the Corporation payable in Common Stock (except for the issue of stock dividends or distributions upon the outstanding Common Stock for which adjustment is made pursuant to paragraph 5F), Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

                    5D(5) Consideration for Stock. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Corporation therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Corporation, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Corporation, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Corporation.

                    5D(6) Record Date. In case the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                    5D(7) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purpose of this paragraph 5D.

                    5E.   Certain Issues of Common Stock Excepted. Anything
herein to the contrary notwithstanding, the Corporation shall not be required to make any adjustment of the Conversion Price in the case of the issuance of: (i) shares of Common Stock issuable upon conversion of Preferred Stock; (ii) shares of Common Stock, Options or Convertible Securities in a merger or acquisition transaction, provided that such transaction (including the issuance of such securities) was approved by the Board of Directors; (iii) Common Stock or Convertible Securities issued upon conversion or exercise of any Convertible Securities or Options outstanding on the date of the closing under or otherwise issued pursuant to the Securities Purchase Agreement; (iv) shares of Preferred Stock issued in accordance with the terms of Section 2A above; and (v) Reserved Employee Shares (as defined below). The term "Reserved Employee Shares" shall mean shares of Common Stock, not to exceed in the aggregate 13,650,000 shares (appropriately adjusted to reflect an event described in paragraph 5F hereof), issued or to be issued to employees, directors and consultants of the Corporation pursuant to a stock purchase, stock grant or stock option plan or arrangement or other stock incentive program, which plan, arrangement or program shall have been approved by the Board of Directors. Subject to any contractual agreement of the Corporation to the contrary, the foregoing number of Reserved Employee Shares may be increased by vote or written consent of at least a majority of the members of the Board of Directors, which majority shall include the vote or written consent of the directors elected by the holders of the Series C-1 Preferred Stock, voting separately as one class.

                    5F. Subdivision or Combination of Common Stock. In case the Corporation shall at any time subdivide (by any stock split, stock dividend or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

                    5G. Reorganization or Reclassification. If any capital reorganization, reclassification, recapitalization, consolidation, merger, sale of all or substantially all of the Corporation's assets or other similar transaction (any such transaction being referred to herein as an "Organic Change") shall be effected in such a way that holders of Common Stock shall be entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such Organic Change, lawful and adequate provisions shall be made whereby each holder of a share or shares of Preferred Stock shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of or in addition to, as the case may be, the shares of Common Stock immediately theretofore receivable upon the conversion of such share or shares Preferred Stock such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore receivable upon such conversion had such Organic Change not taken place, and in any case of a reorganization or reclassification only appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights.

                    5H. Notice of Adjustment. Upon any adjustment of the Conversion Price, then and in each such case the Corporation shall give written notice thereof, by overnight delivery, by an internationally-recognized overnight courier service, addressed to each holder of shares of Preferred Stock at the address of such holder as shown on the books of the Corporation, which notice shall state the Conversion Price, as applicable, resulting from such adjustment, setting forth in reasonable detail the method upon which such calculation is based.

                    5I. Other Notices. In case at any time:

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

                    (1) the Corporation shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock;

                    (2) the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

                    (3) there shall be any capital reorganization or reclassification of the capital stock of the Corporation, or a consolidation or merger of the Corporation with or into, or a sale of all or substantially all its assets to, another entity or entities; or

                    (4) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then, in any one or more of said cases, the Corporation shall give, by overnight delivery, by an internationally-recognized overnight courier service, addressed to each holder of any shares of Preferred Stock at the address of such holder as shown on the books of the Corporation, (a) at least 20 days' prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least 20 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto and such notice in accordance with the foregoing clause (b) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

                    5J. Stock to be Reserved. Subject to the completion of the action to be taken pursuant to Section 7 of the Stockholders Agreement dated as of June 30, 2003 among the Corporation and certain of its stockholders, (a) the Corporation will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Preferred Stock, and (b) the Corporation covenants that all shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation covenants that it will from time to time take all such action as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the Conversion Price in effect at the time. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange upon which the Common Stock may be listed.

                    5K. No Reissuance of Preferred Stock. Shares of Preferred Stock that are converted into shares of Common Stock as provided herein shall not be reissued.

                    5L. Issue Tax. The issuance of certificates for shares of Common Stock upon conversion of Preferred Stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Preferred Stock being converted.

                    5M. Closing of Books. The Corporation will at no time close its transfer books against the transfer of any shares of Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Preferred Stock, in any manner which interferes with the timely conversion of such Preferred Stock except as may otherwise be required to comply with applicable securities laws.

                    5N. Definition of Common Stock. As used in this paragraph 5, the term "Common Stock" shall mean and include the Corporation's authorized Common Stock, par value $.001 per share, as constituted on the date of filing of these terms of the Preferred Stock, and shall also include any capital stock of any class of the Corporation thereafter authorized which shall neither be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends nor entitled to a preference in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation; provided that the shares of Common Stock receivable upon conversion of shares of Preferred Stock shall include only shares designated as Common Stock of the Corporation on the date of filing of this instrument, or in case of any reorganization or reclassification of the outstanding shares thereof, the stock, securities or assets provided for in paragraph 5G.

                    5O. Recapitalization upon Qualified Offering. If at any time the Corporation effects a firm commitment underwritten public offering of shares of Common Stock in which (i) the aggregate net proceeds from such offering to the Corporation are at least $60,000,000 and (ii) the price paid by the public for such shares is at least $0.50 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) (a "Qualified Offering"), the Corporation may, upon prior written notice to the holders of the Series C-1 Preferred Stock and effective upon the closing of the Qualified Offering, cause a recapitalization of the Series C-1 Preferred Stock so that each Series C-1 Holder shall receive, for each share of Series C-1 Preferred Stock then held by such Series C-1 Holder, (a) that number of shares of Common Stock into which each such share of Series C-1 Preferred is then convertible pursuant to the provisions of this paragraph 5, plus (b) an additional cash payment, payable upon the closing of the Qualified Offering, equal to $25.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share of Series C-1 Preferred Stock so converted, plus, in the case of each share, an amount equal to all accrued and unpaid dividends (whether or not declared) thereon, computed to the date that payment thereof is made available. In the event that the Corporation elects to cause a recapitalization of the Series C-1 Preferred Stock pursuant to this paragraph 5O, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall automatically convert into shares of Common Stock at the

Series A Conversion Price and Series B Conversion Price, respectively, upon the effectiveness of conversion of the Series C-1 Preferred Stock.

              5P.    Mandatory Conversion by Corporation. If at any time the
Corporation effects a Qualified Offering, the Corporation may, upon prior written notice to the Series A Holder and Series B Holders and effective upon the closing of the Qualified Offering, cause the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into shares of Common Stock.

              5Q.    Mandatory Conversion by Election. In addition to the
provisions of paragraphs 5O and 5P: (a) all outstanding shares of Series A Preferred Stock shall automatically convert into shares of Common Stock at the Series A Conversion Price upon the written election of the holder or holders of a majority of the then outstanding shares of Series A Preferred Stock, voting separately as one class; (b) all outstanding shares of Series B Preferred Stock shall automatically convert into shares of Common Stock at the Series B Conversion Price upon the written election of the holder or holders of a majority of the then outstanding shares of Series B Preferred Stock, voting separately as one class; and (c) all outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C-1 Preferred Stock shall automatically convert into shares of Common Stock at the Series A Conversion Price, Series B Conversion Price and Series C Conversion Price, respectively, upon the written election of the holder or holders of a majority of the then outstanding shares of Series C-1 Preferred Stock, voting separately as one class.

       6. Redemption. The Corporation shall not have the right to call or redeem at any time all or any shares of Preferred Stock, except that the Corporation may redeem shares of Series A Preferred Stock from DVI Financial Services Inc. in accordance with the terms of the Restructuring Agreement. The shares of Preferred Stock may be redeemed by the holders thereof on terms set forth in this paragraph 6 below.

              6A.    Redemption of Series C-1 Preferred Stock.

                     (a) Redemption Right. At any time on or after June 30, 2008, the holder or holders of a majority of the then outstanding shares of Series C-1 Preferred Stock may elect to require the Corporation to redeem all of the outstanding shares of Series C-1 Preferred Stock in accordance with the terms of this paragraph 6 by giving written notice to the Corporation of such election (the "Series C-1 Election Notice"). Upon receipt of the Series C-1 Election Notice, the Corporation promptly shall fix the date for redemption, which shall be a date not more than ninety (90) days after receipt of the Series C-1 Election Notice (such date, the "Series C-1 Redemption Date"), and promptly thereafter shall give written notice by overnight delivery, by an internationally-recognized overnight courier service, to each Series C-1 Holder (as of the close of business on the business day next preceding the day on which such notice is given) notifying such holder of (i) the Corporation's receipt of the Series C-1 Election Notice and (ii) the fixing of the Series C-1 Redemption Date.

                     (b) Redemption Payment Amount. On the Series C-1 Redemption Date, the Corporation shall pay to each Series C-1 Holder an amount per share of Series C-1

Preferred Stock equal to $50.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus, with respect to each share, an amount equal to all accrued and unpaid dividends (whether or not declared) thereon, computed to the date that payment thereof is made available (the amount equal to such product, the "Series C-1 Redemption Payment").

                     (c) Certain Redemption Mechanics. All Series C-1 Holders shall deliver to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the Series C-1 Preferred Stock or at the principal office of the Corporation or at such other place as may be designated by the Corporation, the certificate or certificates for the Series C-1 Preferred Stock duly endorsed for transfer to the Corporation (if required by it) on or before the Series C-1 Redemption Date. From and after the close of business on the Series C-1 Redemption Date, unless there shall have been a default in the payment of the Series C-1 Redemption Payments, all rights of holders of shares of Series C-1 Preferred Stock (except the right to have received the Series C-1 Redemption Payments) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Series C-1 Preferred Stock on the Series C-1 Redemption Date are insufficient to redeem the total number of shares of Series C-1 Preferred Stock to be redeemed on such Series C-1 Redemption Date, the Series C-1 Holders shall share ratably in any funds legally available for redemption of such shares according to the respective amounts which would be payable with respect to the full number of shares owned by them if all such outstanding shares were redeemed in full. The shares of Series C-1 Preferred Stock not redeemed shall remain outstanding and entitled to all rights and preferences provided herein; provided, however, that such unredeemed shares shall be entitled to receive interest accruing daily with respect to the applicable Series C-1 Redemption Payment amount at the rate of 15% per annum. At any time thereafter when additional funds of the Corporation are legally available for the redemption of such shares of Series C-1 Preferred Stock, such funds shall be used, no later than the end of the next succeeding fiscal quarter, to redeem the balance of such shares, or such portion thereof for which funds are then legally available, on the basis set forth above.

6B.    Redemption of Series A Preferred Stock and Series B Preferred Stock.

                     (a) Redemption Right. Subject to paragraph 6B(d) below, at any time on or after June 30, 2008, the holder or holders of a majority of the voting power of the then outstanding shares of Series A Preferred Stock and Series B Preferred Stock (voting or consenting, as the case may be, as one class) may elect to require the Corporation to redeem all of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock in accordance with the terms of this paragraph 6 by giving written notice to the Corporation of such election (the "Series A and B Election Notice"). Upon receipt of the Series A and B Election Notice, the Corporation promptly shall fix the date for redemption, which shall be a date not more than ninety (90) days after receipt of the Series A and B Election Notice (such date, the "Series A and B Redemption Date"), and promptly thereafter shall give written notice by overnight delivery, by an internationally-recognized overnight courier service, to each Series A Holder and Series B Holder (in each case as of the close of business on the business day next preceding the day on which such notice is given) notifying such holder of (i) the Corporation's receipt of the Series A and B Election Notice and (ii) the fixing of the Series A and B Redemption Date. At the same time, the Corporation shall give notice in similar fashion of the fixing of the Series A and B Redemption Date to the holders of any shares of Series C-1 Preferred Stock then outstanding.

                     (b) Redemption Payment Amount. On the Series A and B Redemption Date, the Corporation shall pay to each Series A Holder an amount per share equal to $240.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) and shall pay to each Series B Holder an amount per share equal to $45.90, plus, in each case and with respect to each share, an amount equal to all accrued and unpaid dividends (whether or not declared) thereon, computed to the date that payment thereof is made available (the amount payable to each Series A Holder, so calculated, being the "Series A Redemption Payment" and the amount payable to each Series B Holder, so calculated, being the "Series B Redemption Payment").

                     (c) Certain Redemption Mechanics. All Series A Holders and Series B Holders shall deliver to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the Series A Preferred Stock and Series B Preferred Stock, respectively, or at the principal office of the Corporation or at such other place as may be designated by the Corporation, the certificate or certificates for the Series A Preferred Stock and Series B Preferred Stock, as applicable, duly endorsed for transfer to the Corporation (if required by it) on or before the Series A and B Redemption Date. From and after the close of business on the Series A and B Redemption Date, unless there shall have been a default in the payment of the Series A Redemption Payments or Series B Redemption Payments, all rights of holders of shares of Series A Preferred Stock and Series B Preferred Stock (except the right to have received the Series A Redemption Payments and Series B Redemption Payments) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock and Series B Preferred Stock on the Series A and B Redemption Date are insufficient to redeem the total number of shares of Series A Preferred Stock and Series B Preferred Stock to be redeemed on such Series A and B Redemption Date, the Series A Holders and Series B Holders shall share ratably in any funds legally available for redemption of such shares according to the respective amounts which would be payable with respect to the full number of shares owned by them if all such outstanding shares were redeemed in full. The shares of Series A Preferred Stock and Series B Preferred Stock not redeemed shall remain outstanding and entitled to all rights and preferences provided herein; provided, however, that such unredeemed shares shall be entitled to receive interest accruing daily with respect to the applicable Series A Redemption Payment amount or Series B Redemption Payment Amount, as the case may be, at the rate of 15% per annum. At any time thereafter when additional funds of the Corporation are legally available for the redemption of such shares of Series A Preferred Stock and Series B Preferred Stock, such funds shall be used, no later than the end of the next succeeding fiscal quarter, to redeem the balance of such shares, or such portion thereof for which funds are then legally available, on the basis set forth above.

                     (d) Limitation on Redemption Right. Notwithstanding anything in this paragraph 6 to the contrary but without limitation to the rights of DVI Financial Services Inc. under the Restructuring Agreement, the Series A Preferred Stock and Series B Preferred Stock shall have no redemption right, under this paragraph 6 or any other provision of this certificate of incorporation, if any shares of Series C-1 Preferred Stock remain outstanding.

              6D.    Redeemed or Otherwise Acquired Shares to be Retired. Any
shares of Preferred Stock redeemed pursuant to this paragraph 6 or otherwise acquired by the Corporation in any manner whatsoever shall be canceled and shall not under any circumstances be reissued; and the Corporation may from time to time take such appropriate corporate action as may be necessary to reduce accordingly the number of authorized shares of any one or more series of Preferred Stock.

       IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its authorized officer, this 27th day of June, 2003.

                                   By: /s/ Jeffrey A. Goffman
                                       ----------------------
                                       Jeffrey A. Goffman
                                       President and Chief Executive Officer

                                                                       Exhibit 4

                             STOCKHOLDERS AGREEMENT

       This Stockholders Agreement (the "Agreement") is entered into as of June 30, 2003, among (i) OnCure Medical Corp., a Delaware corporation (the "Company"); (ii) the persons and/or entities listed as Common Holders on
Schedule I and any additional person and/or entity that, after the date hereof, acquires shares of Common Stock (defined below) and join in and become a party to this Agreement by executing and delivering to the Company an Instrument of Accession in the form of Schedule II hereto (collectively, the "Common Stockholders"); (iii) the persons and/or entities listed as Series A Stockholders on Schedule I attached hereto (the "Series A Stockholders"); (iv) the persons and/or entities listed as Series B Stockholders on Schedule I (the "Series B Stockholders"); and (v) the persons and/or entities listed as Series C-1 Stockholders on Schedule I (the "Series C-1 Stockholders"). The names and addresses of all parties to this Agreement are set forth on Schedule I.

       WHEREAS, the Company concurrently herewith is issuing to the Series A Stockholders an aggregate of 10,834 shares of the Company's Series A Convertible Preferred Stock, $.001 par value per share (the "Series A Preferred Stock"), pursuant to the Restructuring Agreement dated as of June 30, 2003 among the Company and the persons signatories thereto (the "Restructuring Agreement");

       WHEREAS, the Company concurrently herewith is issuing to the Series B Stockholders an aggregate of 150,325 shares of the Company's Series B Convertible Preferred Stock, $.001 par value per share (the "Series B Preferred Stock"), pursuant to the Restructuring Agreement;

       WHEREAS, the Company concurrently herewith is issuing to certain of the Series C-1 Stockholders an aggregate of 77,200 shares of the Company's Series C-1 Convertible Preferred Stock, $.001 par value per share (the "Series C-1 Preferred Stock"), pursuant to the Restructuring Agreement;

       WHEREAS, one of the Series C-1 Stockholders, Laurel Holdings II, L.L.C. ("Laurel Holdings"), is purchasing, concurrently herewith, an aggregate of 240,000 shares of Series C-1 Preferred Stock pursuant to the Securities Purchase Agreement of even date herewith among the Company, certain of the Company's subsidiaries and Laurel Holdings (the "Securities Purchase Agreement");

       WHEREAS, in order to induce the Series A Stockholders, Series B Stockholders and certain of the Series C-1 Stockholders to agree to a capital restructuring of the Company and one of the Series C-1 Stockholders to make a new investment in the Company, the Company has agreed with the parties hereto to enter into this Stockholders Agreement;

       NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

       1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings (such meanings shall be equally applicable to both the singular and the plural forms of the terms defined):

              "Affiliate" means, as to any specified Person, any other Person controlling, controlled by or under common control with such specified Person.

              "Amended and Restated Charter" shall have the meaning ascribed to such term in Section 7 below.

              "Board of Directors" means the Board of Directors of the Company, as constituted from time to time.

              "Charter" means the certificate of incorporation of the Company, as may be amended and/or restated from time to time.

              "Closing Date" means June 30, 2003.

              "Common Stock" means the Common Stock, $0.001 par value per share, of the Company, as constituted as of the date of this Agreement.

              "Company Sale Transaction" means (i) an acquisition of the Company by another Person (other than Laurel Holdings or any of its Affiliates or transferees) by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that would result in the transfer of fifty percent (50%) or more of the outstanding voting power of the Company or in which the stockholders of the Company immediately prior to such transaction would own, as a result of such transaction, less than a majority of the voting securities, in the same relative proportions, of the successor or surviving corporation immediately thereafter,
(ii) a sale of all or substantially all of the assets of the Company or (iii) any liquidation or dissolution of the Company.

              "Exchange Act" means the Securities Exchange Act of 1934, as amended.

              "fully-diluted basis" -- For purposes of this Agreement, when a given number of shares of Common Stock held or outstanding is to be determined on a "fully-diluted basis", such number shall include shares of Common Stock deemed to be held or outstanding assuming the exercise by the holder(s) thereof of all options (whether vested or unvested but excluding all stock options issued prior to the Closing Date), warrants or other rights to acquire Common Stock or securities convertible into or exchangeable for Common Stock, and then the conversion and exchange by such holder(s) of all securities of the Company convertible into or exchangeable for Common Stock.

              "Holder" means each of the Common Stockholders, Series A Stockholders, Series B Stockholders and Series C-1 Stockholders.

              "Person" shall mean an individual, corporation, partnership, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

              "Preferred Holder" means each of the Series A Stockholders, Series B Stockholders and Series C-1 Stockholders.

              "Preferred Stock" means the Preferred Stock, $0.001 par value per share, of the Company.

              "Qualified Offering" shall mean a firm commitment underwritten public offering of shares of the Company's Common Stock in which (i) the aggregate net proceeds to the Company are at least $60 million and (ii) the price paid by the public for such shares is at least $.50 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Common Stock).

              "Qualified Transferee" of a Preferred Holder means any Person (i) who is a Preferred Holder, (ii) who is an "affiliated person" of a Preferred Holder, as that term is defined in the Section 2(a)(3) of the Investment Company Act of 1940, as amended or (iii) who is a partner of a Preferred Holder that is a limited partnership or who is a member of a Preferred Holder that is a limited liability company.

              "Shares" shall mean and include all shares of Common Stock and Preferred Stock of the Company owned by the Stockholders, whether presently held or hereafter acquired.

              "Stockholders" means the Common Stockholders, Series A Stockholders, Series B Stockholders and Series C-1 Stockholders. "Voting Stock" means all classes and series of capital stock of the Company entitled to vote in the election of directors.

              "Warrant" means the Series C-1 Preferred Stock Purchase Warrant issued to Laurel Holdings pursuant to the Securities Purchase Agreement.

       2.     Sales and other Transfers of Shares by Holders.

              (a) Prohibited Transfers. Each Holder shall not sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber, any Shares owned (including any shares beneficially owned) by it except in compliance with the terms of this Agreement. The Company (or its transfer agent) shall not transfer on the books of the Company any shares of the Company's capital stock that are subject to this Agreement unless the provisions hereof have been complied with in full. Any purported transfer by a Holder of capital stock of the Company without full compliance with the provisions of this Agreement shall be null and void.

              (b) Permitted Transfers. Anything herein to the contrary notwithstanding, the provisions of Sections 3 and 4 shall not apply to: (a) any transfer of Shares by a Holder that is a natural person by gift or bequest or through inheritance to, or for the benefit of, any member or members of his or her immediate family (which shall include any spouse, lineal ancestor or descendant or sibling) or to a trust, partnership or limited liability company for the benefit of such members; (b) any transfer of Shares by a Holder that is a natural person to a trust in respect of which he or she serves as trustee, provided that the trust instrument governing said trust shall provide that such Holder, as trustee, shall retain sole and exclusive control over the voting and disposition of said Shares until the termination of this Agreement; (c) any transfer of Shares by a Holder that is a limited partnership to its partners (and, to the extent that any of such partners is a limited partnership or limited liability company, to the partners or members of such partner); (d) by a Holder that is a limited liability company to its members (and, to the extent that any of such members is a limited partnership or limited liability company, to the partners or members of such member); (e) by a Holder to any "affiliated person", as defined in Section 2(a)(3) of the Investment Company Act of 1940, as amended, of such Holder; (f) any sale of Common Stock in a public offering pursuant to an effective registration statement filed by the Company with the Securities and Exchange Commission; (g) any repurchase of shares of Common Stock from officers, employees, directors or consultants of the Company which are subject to restrictive stock purchase agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, including termination of employment; (h) the sale or other transfer of all Shares then owned by a Holder that is an "investment company" within the meaning of the Investment Company Act of 1940, as amended (or that would be an "investment company" in the absence of the exceptions set forth in Sections 3(a)(1) and 3(a)(7) thereof), or is a private investment partnership, in a single transaction or a series of related transactions involving the sale by the Holder of its entire portfolio of equity and other investment securities; and
(i) any repurchase of shares of Series A Preferred Stock from DVI Financial Services Inc. by the Company pursuant to the Restructuring Agreement. In the event of any such permitted transfer, other than pursuant to subsection (f) above, the transferee of the Shares shall hold the Shares so acquired with all the rights conferred by, and subject to all the restrictions imposed by this Agreement, and as a condition to such transfer, each such transferee shall execute and deliver an Instrument of Accession in the form of Schedule II agreeing to be bound by the provisions of this Agreement.

       3.     Right of First Refusal on Dispositions by the Holders.

              (a) Right of Preferred Holders (and Their Qualified Transferees). If at any time a Holder wishes to sell, assign, transfer or otherwise dispose of any or all Shares owned by him pursuant to the terms of a bona fide offer received from a third party, such Holder (the "Selling Holder") shall submit a written offer to sell such Shares (the "Offered Shares") to the Preferred Holders and the Company on terms and conditions, including price, not less favorable to the Preferred Holders and the Company than those on which the Selling Holder proposes to sell such Shares to such third party (the "Offer"). The Offer shall disclose the identity of the proposed purchaser or transferee (the "Offeree"), the Shares proposed to be sold or transferred, the agreed terms of the sale or transfer, including price, and any other material facts relating to the sale or transfer. Each Preferred Holder shall have the right to purchase, on the same terms and conditions set forth in the Offer, some or all of its pro rata amount of the Offered Shares, which amount shall equal the aggregate number of Offered Shares multiplied by a fraction, the numerator of which shall be the number of shares of the Common Stock owned by such Preferred Holder, calculated on a fully-diluted basis, and the denominator of which shall be the aggregate number of shares of Common Stock owned by all Preferred Holders, calculated on a fully-diluted basis. Any Preferred Holder may transfer to one or more Qualified Transferees all or any part of such Preferred Holder's right to purchase its pro rata amount of the Offered Shares. In the event a Preferred Holder (together with its Qualified Transferees, if any) does not wish to purchase all of its pro rata amount of the Offered Shares, then any Preferred Holder that (along with its Qualified Transferees, if any) has elected to purchase its entire pro rata amount shall have the right (which may be transferred in whole in or in part to one or more Qualified Transferees) to purchase, on a pro rata basis with any other Preferred Holders that have elected (along with their Qualified Transferees, if any) to purchase their entire pro rata amounts, any Offered Shares not purchased by a Preferred Holder (such shares being "Unsubscribed Shares"). Each Preferred Holder (and its Qualified Transferees, if any) may elect to purchase Offered Shares (including any Unsubscribed Shares) in accordance with the terms hereof by giving written notice to the Selling Holder and the Company within twenty (20) days of such Preferred Holder's receipt of the Offer (an "Purchase Election Notice"). The Purchase Election Notice shall state the total number of Offered Shares which such Preferred Holder or Qualified Transferee is electing to purchase. In the event that a purchase election is being made by a Qualified Transferee, the Purchase Election Notice shall have attached to it a copy of the written transfer documentation from the Preferred Holder to such Qualified Transferee, evidencing in sufficient detail the extent to which such Preferred Holder's purchase rights in connection with the Offer were transferred to Qualified Transferee. Each Purchase Election Notice, when taken in conjunction with the Offer, shall be deemed to constitute a valid, legally binding and enforceable agreement for the purchase by such Preferred Holder or Qualified Transferee, as the case may be, of the maximum number of Offered Shares elected to be purchased by such Preferred Holder or Qualified Transferee, as the case may be, as are available for purchase by such Preferred Holder or Qualified Transferee, as the case may be, in accordance with the terms of this Section 3.

              (b) Contingent Right of Company. If for any reason the Preferred Holders (and their Qualified Transferees, if any) do not exercise their right pursuant to Section 3(a) above to purchase all of the Offered Shares, the Company shall have the right to purchase, on the same terms and conditions set forth in the Offer, all of the Offered Shares that are not purchased by the Preferred Holders and their Qualified Transferees pursuant to this Section 3. The Company may elect to purchase Offered Shares subject to and in accordance with the terms hereof by giving written notice to the Selling Holder and the Preferred Holders within twenty (20) days of the Company's receipt of the Offer (a "Company Election Notice"). The Company Election Notice shall state the total number of Offered Shares that the Company is electing to purchase, subject to the purchase right of the Preferred Holders and their Qualified Transferees set forth in Section 3(a). Each Company Election Notice, when taken in conjunction with the Offer, shall be deemed to constitute a valid, legally binding and enforceable agreement for the purchase by the Company of the maximum number of Offered Shares elected to be purchased by the Company as are available for purchase by the Company in accordance with the terms of this
Section 3.

              (c) Closings; Permitted Disposition by Selling Holder. Each Closing on a purchase and sale of Offered Shares pursuant to Sections 3(a) or 3(b) above shall take place at the Company's principal offices at mutually-agreeable times not later than forty-five (45) days after the date of the Offer. In the event that the Preferred Holders (and their Qualified Transferees, if any) and the Company, taken together, do not purchase all of the Offered Shares pursuant to and within forty-five (45) days after the date of the Offer, the Selling Holder may sell or otherwise transfer to the Offeree at any time within 90 days after the date of the Offer, any Offered Shares that were not so purchased by the Preferred Holders (and their Qualified Transferees, if any) and the Company upon the exercise of the rights set forth in Sections 3(a) and 3(b) above; provided, however, that any such sale or other transfer to the Offeree shall be subject to the Selling Holder's compliance with the co-sale requirements set forth in Section 4 below. Any such sale to the Offeree shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the purchaser than those specified in the Offer. Any Offered Shares not sold within such 90-day period shall continue to be subject to the requirements of a prior offer and re-sale pursuant to this Section 3.

       4. Right of Participation in Sales by Holders. In connection with any sale, assignment, transfer or other disposition of Shares by a Selling Holder to an Offeree, each Preferred Holder shall have the right to require, as a condition to such sale or disposition, that the Offeree purchase from said Preferred Holder, at the same price per share and on the same terms and conditions as set forth in the Offer, that number of shares as is equal to such Preferred Holder's Co-Sale Fraction (defined below). Each Preferred Holder so wishing to participate in any such sale or disposition shall give written notice to the Selling Holder and the Company of such intention as soon as practicable after receipt of the Offer made pursuant to Section 3, and in all events within twenty (20) days after receipt thereof. The Selling Holder and/or each participating Preferred Holder shall sell to the Offeree all, or at the option of the Purchaser, any part of the shares proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Offeree than those originally offered; provided, however, that if the Offeree elects to purchase fewer than all of the Shares set forth in the Offer, then the number of shares to be sold to the Offeree by each of the Selling Holder and any participating Preferred Holder shall be reduced proportionally. The Selling Holder shall use its best efforts to obtain the agreement of the Offeree to the participation of the participating Preferred Holders in the contemplated sale, and shall not sell any Shares to such Offeree if such Offeree declines to permit the participating Preferred Holders to participate pursuant to the terms of this Section 4. The provisions of this Section 4 shall not apply to the sale of any Shares by a Holder to a Preferred Holder pursuant to an Offer under Section 3. The "Co-Sale Fraction" of each Preferred Holder participating in the sale or other disposition of shares to the Offeree pursuant to this
Section 4 shall equal the product obtained by multiplying (a) the aggregate number of Shares to be purchased by the Offeree by (b) a fraction, the numerator of which shall be the number of shares of the Common Stock owned by such Preferred Holder, calculated on a fully diluted basis, and the denominator of which shall be the aggregate number of shares of Common Stock owned by the Selling Holder and all other Preferred Holders electing to participate in such sale or other distribution, calculated on a fully-diluted basis.

         5. Election of Directors.
            ---------------------

         Each of the parties hereto agrees to vote all voting securities of the Company now owned or hereafter acquired by such party (and attend, in person or by proxy, all meetings of stockholders called for the purpose of electing directors), and the Company agrees to take all actions (including, but not limited to the nomination of specified persons) to cause and maintain the election to the Board of Directors, subject to and to the extent permitted pursuant to the Company's certificate of incorporation, the following:

            (a) two (2) persons, elected by all of the stockholders of the Company, voting as one class, one of whom shall be the then-serving chief executive officer of the Company (the "CEO"), and who initially shall be Jeffrey
A. Goffman, and the other shall be an independent person designated by mutual agreement of the CEO and the Board of Directors, and who initially shall be Stanley S. Trotman, Jr.;

            (b) two (2) persons, elected by the holders of the Series B Preferred Stock, voting separately as one class (the "Series B Directors"), provided that (i) for so long as Crossbow Venture Partners, LP ("Crossbow") holds shares of Series B Preferred Stock in an amount at least equal to 25% of the number of shares of Series B Preferred Stock issued to Crossbow on the Closing Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), then one of the Series B Directors shall be a designee of Crossbow, who initially shall be Matthew W. Shaw, and (ii) for so long as stockholders of Florida Radiation Oncology Group ("FROG") collectively hold shares of Series B Preferred Stock in an amount at least equal to 25% of the aggregate number shares of Series B Preferred Stock issued to the stockholders of FROG on the Closing Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), then one of the Series B Directors shall be a designee of FROG, who initially shall be Shyam B. Paryani, M.D.; and

            (c) five (5) persons, elected by the holders of the Series C-1 Preferred Stock, voting separately as one class (the "Series C-1 Directors"), provided that (i) for so long as Laurel Holdings holds shares of Series C-1 Preferred Stock in an amount at least equal to 25% of the number of shares of Series C-1 Preferred Stock issued to Laurel Holdings on the Closing Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares and including, for this purpose, all shares of Series C-1 Preferred Stock issuable upon exercise of the Warrant), then all of the Series C-1 Directors shall be designees of Laurel Holdings; and further provided that (ii) for so long as Laurel Holdings holds shares of Series C-1 Preferred Stock in an amount at least equal to 5% but less than 25% of the number of shares of Series C-1 Preferred Stock issued to Laurel Holdings on the Closing Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares and including, for these purposes, all shares of Series C-1 Preferred Stock issuable upon exercise of the Warrant), then three of the Series C-1 Directors shall be designees of Laurel Holdings. The initial designees of Laurel Holdings shall be David P. Malm, Peter
R. Gates and Jeffrey T. Ward (it being understood that the Laurel Holdings initially will leave the remaining two board seats vacant, without prejudice to its right to nominate and/or elect persons to fill such board seats at any time, which rights it may exercise in its sole discretion); provided however, that notwithstanding the foregoing and in accordance with the Charter,
(1) the holders of the Series B Preferred Stock, voting separately as one class, shall not be entitled (by such series vote) to elect directors to the Board of Directors in the event that less than 10% of the aggregate shares of Series B Preferred Stock issued by the Corporation remain outstanding, and (2) the holders of the Series C-1 Preferred Stock, voting separately as one class, shall not be entitled (by such series vote) to elect directors to the Board of Directors in the event that less than 10% of the aggregate shares of Series C-1 Preferred Stock issued by the Corporation remain outstanding (but such holders in each case shall remain entitled to vote in the election of directors with all other stockholders of the Company).

         Each of the parties further covenants and agrees to vote, to the extent possible, all voting securities of the Company now owned or hereafter acquired by such party so that the Company's Board of Directors shall consist of no more than nine (9) members.

         In the absence of any designation from the persons or groups so designating directors as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

         Subject to the fiduciary obligations of each member of the Board of Directors, no party hereto shall vote to remove any member of the Board of Directors designated and/or elected in accordance with the aforesaid procedure unless the persons or groups so designating and/or electing such director as specified above so vote or direct that such director shall be removed, and in such event, all parties hereto shall vote in favor of the removal of such director.

         Any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any person designated under this Section 5 shall be filled by another person designated and/or elected in a manner so as to preserve the constituency of the Board of Directors as provided above.

         6. Drag Along Right.

            (a) In General. In the event that the Board of Directors of the Company and the holders of a majority of the shares of Common Stock held by all Series C-1 Stockholders, calculated on an as-converted basis (such majority, the "Requesting Series C-1 Stockholders"), approve a Company Sale Transaction (an "Approved Sale Transaction"), the Corporation, if so requested by the Requesting Series C-1 Stockholders, promptly shall deliver a notice to all Stockholders stating that the Company and the Requesting Series C-1 Stockholders propose to effect such Approved Sale Transaction and that the Requesting Series C-1 Stockholders are invoking their rights under this Section 6, and further specifying the name and address of the proposed parties to such transaction and the consideration payable in connection therewith (such notice, a "Sale Transaction Notice"). Subject to the provisions of subsections (c) and (d) below, at any time after seven (7) days following receipt of a Sale Transaction Notice, each

Stockholder agrees to vote all Voting Stock now or hereafter owned or controlled by it and to take all actions with respect to such Voting Stock in accordance with the following provisions of this Section 6.

              (b) Presence at Stockholders Meetings, Voting, Etc. In connection with any Approved Sale Transaction, each Stockholder agrees, subject to the limitations set forth in Section 6(c), as follows: (a) to be present, in person or by proxy, at any duly noticed stockholder meeting at which an Approved Sale Transaction will be voted upon, and to be counted for the purposes of determining the presence of a quorum at any such meeting; (b) to vote (in person, by proxy or by action by written consent, as applicable) all shares of Voting Stock owned or controlled by it in favor of such Approved Sale Transaction and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Approved Sale Transaction; and (c) to execute all related documentation to consummate the Approved Company Sale Transaction, including, without limitation, a stock purchase agreement, as may reasonably be requested by the Company. If a Stockholder fails or refuses to vote or sell his Stock as required by this Section 6, then such party hereby irrevocably constitutes and appoints Laurel Holdings and any representative or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Stockholder and in the name of such Stockholder or in its own name, for the purpose of carrying out the terms of this Section 6, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Section 6. Such Stockholder hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

              (c) Limitations on Holders' Obligations. Each Stockholder's obligations under Section 6(b) shall be subject to the following limitations:
(i) no Stockholder shall be required to make any representations or warranties or covenants specific to such Stockholder in connection with such transaction other than representations and warranties as to (A) such Stockholder's ownership of its capital stock to be transferred free and clear of all liens, claims and encumbrances; (B) such Stockholder's power and authority to effect such transfer, and (C) such matters pertaining to compliance with securities laws as the transferee may reasonably require; (ii) no Stockholder shall be required to enter into any non-competition covenant or the like; (iii) such transaction shall not impose greater duties or obligations on any Stockholder over another without such Stockholder's consent; (iv) each Stockholder shall participate in such transaction under the same terms and conditions (including as to the form of the consideration to be received), provided that the amount of consideration to be received by the Stockholders may be determined in accordance with the terms of the certificate of incorporation of the Company as then in effect; (v) no Stockholder shall be required to enter into any indemnification obligations or the like for an amount that is greater than the net proceeds (including the value of any securities received in exchange for securities of the Company) such Stockholder receives in connection with such Company Sale Transaction and (vi) in the event that a fairness opinion has been requested in accordance with the provisions of subsection (d) below, the Company shall have received a fairness opinion in substance that the Approved Sale Transaction is fair from a financial point of view to the stockholders of the Company.

            (d) Right to Require Fairness Opinion. Within seven (7) days following receipt of a Sale Transaction Notice, the holder or holders of a majority of the voting power of the Series A Preferred Stock and Series B Preferred Stock, voting or consenting as a single class, may by written notice to the Company request that the Company obtain a fairness opinion in connection with the Approved Sale Transaction. Upon receipt of any such notice, the Company shall promptly retain an independent, nationally-recognized investment bank, which investment bank shall be reasonably satisfactory to the Series C-1 Requesting Stockholders holding a majority of the shares of Series C-1 Preferred Stock held by all Series C-1 Requesting Stockholders, for the purpose of rendering a fairness opinion with respect to the Approved Sale Transaction. All fees and expenses of such investment bank shall be borne by the Company.

            (e) Waiver and Termination of Drag-Along Right. Notwithstanding anything herein to the contrary, (i) application of this Section 6 to any Approved Sale Transaction may be waived at any time by the Requesting Series C-1 Stockholders upon written notice to such effect to the Company and the Stockholders, and (ii) this Section 6 shall terminate at such time that Laurel Holdings holds shares of Series C-1 Preferred Stock in an aggregate amount less than 25% of the number of shares of Series C-1 Preferred Stock issued to Laurel Holdings on the Closing Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares and including, for this purpose, all shares of Series C-1 Preferred Stock issuable upon exercise of the Warrant).

         7. Filing of Amended and Restated Certificate of Incorporation. The Company agrees to use commercially reasonable efforts to obtain the requisite stockholder approval of and authorization for the filing of an Amended and Restated Certificate of Incorporation of the Company to reflect (i) a reverse split of the shares of the outstanding capital stock of the Company; (ii) an increase in the number of authorized shares of Common Stock at least sufficient to allow for the conversion of all outstanding shares of Preferred Stock on a one-for-one basis; (iii) the elimination of the Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series H Preferred Stock; and
(iv) such other amendments and modifications as may be necessary or appropriate, in case of each of (i), (ii), (iii) and (iv) on terms approved by a majority of the Board of Directors, which majority shall include two-thirds or more of the directors elected solely by the holders of the Series C-1 Preferred Stock, voting separately as one class (the "Amended and Restated Charter"), and subject to such requisite stockholder approval, to file the Amended and Restated Charter, properly executed and otherwise in proper form, with the Secretary of State of the State of Delaware promptly upon the effectiveness of the termination of the registration of the Common Stock under Section 12(g) of the Exchange Act, pursuant to the Form 15 filed by the Company with the Securities and Exchange Commission on or about May 9, 2003 (the "Form 15") and in no event later than August 15, 2003. The Company covenants and agrees that it will not withdraw or modify its Form 15 unless, in the opinion of Company counsel, any failure to do so would result in a violation of the Exchange Act or the rules promulgated thereunder, but in no event shall the Company take any action to withdraw or otherwise modify its Form 15 without prior written notice to the Series C-1 Stockholders. In connection with any proposed stockholder action to approve the Amended and Restated Charter, each Stockholder agrees to be present, in person or by proxy, at any duly noticed stockholder meeting at which the proposal to adopt the Amended and Restated Charter will be voted upon, and to be counted for the purposes of determining the presence of a quorum at any such meeting, and to vote (in person, by proxy or by action by written consent, as applicable) all shares of Voting Stock owned or controlled by it in favor of such proposal to approve the Amended and Restated Charter and in opposition of any and all other proposal that could reasonably be expected to delay or impair the ability of the Company to approve and file the Amended and Restated Charter. If a Stockholder fails or refuses to vote or sell its Stock as required by this Section 7, then such party hereby irrevocably constitutes and appoints Laurel Holdings and any representative or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Stockholder, and in the name of such Stockholder or in its own name, for the purpose of carrying out the terms of this Section 7, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Section 7. Such Stockholder hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

         8. Termination. This Agreement, and the respective rights and obligations of the parties hereto, shall terminate upon the earliest to occur of the following: (i) a Qualified Offering; or (ii) a Company Sale Transaction.

         9. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given when delivered or mailed by first class, registered or certified mail (air mail if to or from outside the United States), return receipt requested, postage prepaid, if to each Stockholder at his respective address set forth on Schedule I hereto or on the Instrument of Accession pursuant to which he became a party to this Agreement, and if to the Stockholders, at their respective addresses set forth on Schedule I hereto or to such other address as the addressee shall have furnished to the other parties hereto in the manner prescribed by this Section 9.

         10. Lock-up Agreement. Each of the Stockholders hereby agrees in connection with a Qualified Offering, upon the request of the principal underwriter managing such offering, not to sell publicly any shares of capital stock of the Company now owned or hereafter acquired by him and subject to this Agreement without the prior written consent of such underwriter for a period of time (not to exceed one hundred and eighty (180) days for the first Qualified Offering after the date of this Agreement and not to exceed ninety (90) days for any subsequent registered public offering of the Company's Common Stock) from the consummation of such Qualified Offering as the underwriter may specify, in all events subject to the provisions of Section 11(g) of a certain Registration Rights Agreement dated as of the date hereof.

         11. Failure to Deliver Shares. If a Holder becomes obligated to sell any Shares owned by such Holder to a Preferred Holder or a Qualified Transferee under this Agreement and fails to deliver such shares in accordance with the terms of this Agreement, such Preferred Holder may, at its option, in addition to all other remedies it may have, send to the Company for the benefit of such Holder the purchase price for such Shares as is herein specified. Thereupon, the Company upon written notice to said Holder, (a) shall cancel on its books the certificate(s) representing the Shares to be sold and (b) shall issue, in lieu thereof, in the name of such Holder, a new certificate(s) representing such Shares, and thereupon all of said Holder's rights in and to such shares shall terminate. The Company may exercise a similar remedy in enforcing its rights under Section 3. If a Holder transfers any shares to an Offeree or any other Person in violation of this Agreement, the Company may, at the election of a majority of the disinterested members of the Board of Directors, cancel on the books of the Company any shares of capital stock then held by such Holder, and any such breaching Holder agrees to purchase from such Offeree or other Person any shares of capital stock equal to the amount so transferred in violation of this Agreement.

         12. Sufficient Authorized and Reserved Shares. The Company agrees to use commercially reasonable efforts to obtain the requisite stockholder approval of and authorization for the filing of such amendments to the Charter and take such other actions as may be reasonable and necessary from time to time to ensure that the Company has authorized and reserved sufficient shares of Preferred Stock and Common Stock to enable the Company to satisfy its obligations with respect to the issuance of such shares in accordance with the terms of the Charter and/or the Securities Purchase Agreement. In connection with any proposed stockholder action to approve any amendment to the Charter for such purposes, each Stockholder agrees to be present, in person or by proxy, at any duly noticed stockholder meeting at which the proposal to adopt such amendment will be voted upon, and to be counted for the purposes of determining the presence of a quorum at any such meeting, and to vote (in person, by proxy or by action by written consent, as applicable) all shares of Voting Stock owned or controlled by it in favor of such proposal to approve such amendment and in opposition of any and all other proposal that could reasonably be expected to delay or impair the ability of the Company to approve and file such amendment.

         13. Manner of Voting; Grant of Proxy. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by applicable law. Should the provisions of this Agreement by construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

         14. Specific Performance. The rights of the parties under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for specific performance to the extent permitted by law.

         15. Legend. The certificates representing the Shares shall bear on their face a legend indicating the existence of the restrictions imposed hereby.

         16. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between them or any of them as to such subject matter.

         17. Waivers and Further Agreements. Any of the provisions of this Agreement (except Sections 5 and 6) may be waived by an instrument in writing executed and delivered by Stockholders holding a majority of the shares of Common Stock held by all Stockholders, calculated on a fully-diluted basis. Any waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of that provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as any other party may reasonably require in order to effectuate the terms and purposes of this Agreement. Notwithstanding the foregoing, no waiver approved in accordance herewith shall be effective if and to the extent that such waiver grants to any one or more Holders any rights more favorable than any rights granted to all other Holders or otherwise treats any one or more Holders differently than all other Holders.

         18. Amendments. This Agreement may not be amended except by an instrument in writing executed by (i) the Company and (ii) the holders of a majority of the voting power of the outstanding shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C-1 Preferred Stock held by the Common Stockholder, Series A Stockholder, Series B Stockholders and Series C-1 Stockholders, voting or consenting as a single class; provided, however, that, in addition to the foregoing, (a) any amendment to or adversely affecting the rights set forth in Section 5(b)(i) shall require the written consent of Crossbow; (b) any amendment to, or adversely affecting the rights set forth in,
Section 5(b)(ii) shall require the written consent of FROG; (c) any amendment to, or adversely affecting the rights set forth in, Section 5(c) shall require the written consent of Laurel Holdings; (d) any amendment to Section 6 shall require the written consent of the holders of a majority of the voting power of the Series C-1 Preferred Stock, voting or consenting as a single class; and (e) any amendment hereto that adversely affects the rights or obligations of any Common Stockholder, Series A Stockholder, Series B Stockholder or Series C-1 Stockholder, without adversely affecting the rights or obligations of all Common Stockholders, Series A Stockholders, Series B Stockholders or Series C-1 Stockholders, as the case may be, in a similar manner shall be effective against such Common Stockholder, Series A Stockholder, Series B Stockholder or Series C-1 Stockholder, as the case may be, only if such Common Stockholder, Series A Stockholder, Series B Stockholder or Series C-1 Stockholder has consented to such amendment in writing.

         19. Assignment; Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted transferees, except as may be expressly provided otherwise herein.

         20. Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement and such invalid, illegal and unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

         21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         22. Section Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         23. Governing Law; Exclusive Forum. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws. The exclusive forum in any and all actions and proceedings related to this Agreement shall be the state and federal courts in and for the State of Delaware, which courts shall have exclusive personal and subject matter jurisdiction for such purpose, and the parties hereto irrevocably submit to the exclusive jurisdiction of such courts and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

         24. Additional Parties. The Company may require any person or entity that purchases or otherwise acquires shares of Common Stock from the Company after the date hereof to, as a condition to the purchase or other acquisition of such shares (except in a case of any registered public offering of Common Stock), become a party to this Agreement by signing and delivering to the Company an Instrument of Accession substantially in the form of Schedule II hereto. Upon such purchase or other acquisition of shares of Common Stock from the Company in accordance with the terms of all applicable agreements and the execution and delivery by such person or entity of such Instrument of Accession, and the acceptance thereof by the Company, such person or entity shall be deemed a Common Stockholder hereunder, and Schedule I hereto shall be automatically amended without further action on the part of any of the parties hereto to reflect that such person or entity is a Common Stockholder hereunder.

         25. Conversion of Preferred Stock. Each Preferred Stockholder hereby agrees not to exercise prior to the close of business on August 15, 2003 any rights of conversion with respect to any shares of Preferred Stock owned or controlled by such Preferred Stockholder.

         26. Board Observation Right. For so long as stockholders of FROG collectively hold shares of Series B Preferred Stock in an amount at least equal to 25% of the aggregate number shares of Series B Preferred Stock issued to the stockholders of FROG on the Closing Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), the Company shall permit a representative of FROG, who initially shall be Dr. John W. Wells, to attend each meeting of the Board of Directors in a non-voting, observer capacity. The Company will send such representative the notice of the time and place of any such meeting in the same manner and at the same time as notice is sent to the directors. The Company shall also provide to such representative copies of all notices, reports, minutes, consents and other documents at the time and in the manner as they are provided to the directors. The Company shall reimburse such representative for all reasonable costs incurred by such representative in connection with traveling to and from and attending meetings of the Board of Directors.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

              IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                               ONCURE MEDICAL CORP.


                               By: /s/ Jeffrey A. Goffman
                                   ----------------------
                               Name:  Jeffrey A. Goffman
                               Title: President and Chief Executive Officer

                               DVI FINANCIAL SERVICES INC.

                               By: /s/ Richard Miller
                                   ------------------
                               Name:  Richard E. Miller
                               Title: Vice President

                               CROSSBOW VENTURE PARTNERS, L.P.
                               By:  Crossbow Venture Partners Corp., as its
                               General Partner

                               By: /s/ Steven J. Warner
                                   --------------------
                               Name:  Steven J. Warner
                               Title: President

                               MERCURIUS BELEGGINGSMAATSCHAPPIG BV

                               By: /s/ HHF Stienstra
                                   -----------------
                               Name:  HHF Stienstra
                               Title: President

                               PARTICIPATIE MAATSCHAPPIJ AVANTI LIMBURG BV

                               By: /s/ HHF Stienstra
                                   -----------------
                               Name:  HHF Stienstra
                               Title: President

                               /s/ Jeffrey A. Goffman
                               -----------------------
                               JEFFREY A. GOFFMAN


                               /s/ Charles J. Jacobson
                               -----------------------
                               CHARLES J. JACOBSON

                  SIGNATURE PAGE TO THE STOCKHOLDERS AGREEMENT

                               /s/ Gordon D. Rausser
                               ---------------------
                               GORDON D. RAUSSER


                               /s/ Stanley S. Trotman
                               ----------------------
                               STANLEY S. TROTMAN, JR.


                               /s/ Shyam B. Paryani
                               --------------------
                               SHYAM B. PARYANI


                               /s/ John W. Wells
                               -----------------
                               JOHN W. WELLS, JR.


                               /s/ Abhijit Deshmukh
                               --------------------
                               ABHIJIT DESHMUKH


                               /s/ Douglas W. Johnson
                               ----------------------
                               DOUGLAS W. JOHNSON


                               /s/ Sonja Schoeppel
                               -------------------
                               SONJA SCHOEPPEL


                               /s/ Walter P. Scott
                               -------------------
                               WALTER P. SCOTT


                               LAUREL HOLDINGS II, L.L.C.
                               By: MedEquityCapital, LLC


                               By: /s/ Peter G. Gates
                                   ------------------
                               Name:  Peter R. Gates
                               Title: Manager

                                                                       Exhibit 5

                          REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (the "Agreement") is entered into as of June 30, 2003, among OnCure Medical Corp., a Delaware corporation (the "Company"); the persons and/or entities listed as Series A Investors on Schedule I attached hereto (the "Series A Investors"); the persons and/or entities listed as Series B Investors on Schedule I (the "Series B Investors"); and the persons and/or entities listed as Series C-1 Investors on Schedule I (the "Series C-1 Investors"). The names and addresses of all parties to this Agreement are set forth on Schedule I.

         WHEREAS, the Company has issued and/or concurrently herewith is issuing to the Series A Investors an aggregate of 10,834 shares of the Company's Series A Convertible Preferred Stock, $.001 par value per share (the "Series A Preferred Stock"), pursuant to the Restructuring Agreement dated as of June 30, 2003 among the Company and the persons signatories thereto (the "Restructuring Agreement");

         WHEREAS, the Company has issued and/or concurrently herewith is issuing to the Series B Investors an aggregate of 150,325 shares of the Company's Series B Convertible Preferred Stock, $.001 par value per share (the "Series B Preferred Stock"), pursuant to the Restructuring Agreement;

         WHEREAS, the Company has issued and/or concurrently herewith is issuing to certain of the Series C-1 Investors an aggregate of 77,200 shares of the Company's Series C-1 Convertible Preferred Stock, $.001 par value per share (the "Series C-1 Preferred Stock"), pursuant to the Restructuring Agreement;

         WHEREAS, one of the Series C-1 Investors, Laurel Holdings II, L.L.C., is purchasing, concurrently herewith, an aggregate of 240,000 shares of Series Preferred Stock pursuant to the Securities Purchase Agreement of even date herewith among the Company, certain subsidiaries of the Company and Laurel Holdings II, L.L.C. (the "Securities Purchase Agreement");

         WHEREAS, in order to induce the Investors to agree to a capital restructuring of the Company or to invest in the Company, as the case may be, the Company has agreed with the parties hereto to enter into this Registration Rights Agreement;

         NOW, THEREFORE, in consideration of the premises, the agreements set forth below, and the parties' desire to further the interests of the Company and its present and future stockholders, the parties agree as follows:

         1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings (such meanings shall be equally applicable to both the singular and the plural forms of the terms defined):

             "Board of Directors" shall mean the board of directors of the Company as constituted from time to time.

              "Commission" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

              "Common Stock" shall mean the Common Stock, $0.001 par value per share, of the Company, as constituted as of the date of this Agreement.

              "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

              "Investors" shall mean the Series A Investors, Series B Investors and Series C-1 Investors.

              "Person" shall mean an individual, corporation, partnership, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

              "Preferred Conversion Shares" shall mean the shares of Common Stock issuable upon conversion of the Preferred Shares.

              "Preferred Shares" shall mean the shares of Preferred Stock issued to the Investors pursuant to or in connection with Restructuring Agreement or the Securities Purchase Agreement, as the case may be.

              "Preferred Stock" shall mean the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C-1 Convertible Preferred Stock.

              "Qualified Offering" shall mean a firm commitment underwritten public offering of shares of the Company's Common Stock in which (i) the aggregate net proceeds to the Company are at least $60 million and (ii) the price paid by the public for such shares is at least $.50 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares).

              "Registration Expenses" shall mean the expenses so described in
Section 7.

              "Registrable Shares" shall mean the Preferred Conversion Shares and the Warrant Conversion Shares, excluding the Preferred Conversion Shares and Warrant Conversion Shares that have (a) been registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them (b) been publicly sold pursuant to Rule 144 under the Securities Act, (c) been otherwise transferred and the Company has delivered a new certificate or other evidence of ownership for such securities not bearing a restrictive legend or stop transfer order and such securities maybe be publicly resold by the person receiving such certificate without complying with the registration requirements of the Securities Act or (d) ceased to be outstanding. For purposes of this Agreement,
(1) a holder of Preferred Shares, Warrant Exercise Shares and a Warrant shall be deemed to be a holder of Registrable Shares, unless such holder is a transferee that is not entitled to registration rights under Section 11(a) hereof; and (2) when reference is made to a number or amount of Registrable Shares (whether expressed as a percentage, a majority or otherwise), it shall be assumed for such purposes that
(a) all Preferred Shares have been converted into Preferred Conversion Shares and (b) all outstanding Warrants have been exercised in full, and all Warrant Exercise Shares have been converted into Warrant Conversion Shares.

              "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

              "Selling Expenses" shall mean the expenses so described in Section 7.

              "Subsidiary" shall mean (i) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned directly or indirectly by the Company and/or any one or more of its Subsidiaries, and (ii) any partnership, limited liability company, association, joint venture or other entity in which the Company and/or one or more of its Subsidiaries has more than a fifty percent (50%) equity interest at the time.

              "Warrants" shall mean the warrants issued or issuable pursuant to the Securities Purchase Agreement and/or the Restructuring Agreement dated as of the date hereof among the Company and certain of its stockholders, and any warrants issued in exchange for or in replacement thereof.

              "Warrant Conversion Shares" shall mean the shares of Common Stock issuable upon conversion of the Warrant Exercise Shares.

              "Warrant Exercise Shares" shall mean the shares of Series C-1 Preferred Stock issuable upon exercise of the Warrants.

         2. Restrictive Legend. Each certificate representing Preferred Shares, Preferred Conversion Shares, Warrant Exercise Shares or Warrant Conversion Shares shall, except as otherwise provided in this Section 2 or in
Section 3, be stamped or otherwise imprinted with a legend substantially in the following form:

         "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER SUCH ACT AND ALL SUCH APPLICABLE LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE."

A certificate shall not bear such legend if in the opinion of counsel satisfactory to the Company (it being agreed that Testa, Hurwitz & Thibeault, LLP or Choate Hall and Stewart shall be satisfactory) the securities represented thereby may be publicly sold without registration under the Securities Act and any applicable state securities laws.

         3.   Required Registration.

              (a) At any time after the earlier of three years from the date of this Registration Rights Agreement or six months after the closing of a public offering of Common Stock pursuant to an effective registration statement, the holders of Registrable Shares constituting at least 35% in interest of the total number of Registrable Shares then outstanding may request the Company to register under the Securities Act all or any portion of the Registrable Shares held by such requesting holder or holders for sale in the manner specified in such notice. Notwithstanding anything to the contrary contained herein, no request may be made under this Section 3 within 180 days after the effective date of any registration statement on Form S-1 filed by the Company.

              (b) Following receipt of any notice under this Section 3, the Company shall promptly notify all holders of Registrable Shares from whom notice has not been received and such holders shall then be entitled within 30 days thereafter to request the Company to include in the requested registration all or any portion of their Registrable Shares. The Company shall use its commercially reasonable efforts to register under the Securities Act, for public sale in accordance with the method of disposition described in paragraph (a) above, the number of Registrable Shares specified in such notice (and in all notices received by the Company from other holders within 30 days after the giving of such notice by the Company). The Company shall be obligated to register Registrable Shares pursuant to this Section 3 on two occasions only (except for on Form S-3 or any equivalent successor form); provided, however, that such obligation shall be deemed satisfied only when a registration statement covering all Registrable Shares specified in notices received as aforesaid for sale in accordance with the method of disposition specified by the requesting holders shall have become effective or if such registration statement has been withdrawn prior to the consummation of the offering at the request of the holders of a majority of the Registrable Shares included in such registration statement (other than as a result of a material adverse change in the business or condition, financial or otherwise, of the Company) and, if such method of disposition is a firm commitment underwritten public offering, all such shares shall have been sold pursuant thereto (not including shares eligible for sale pursuant to the underwriters' over-allotment option).

              (c) The Company shall be entitled to include in any registration statement referred to in this Section 3 shares of Common Stock to be sold by the Company for its own account, except as and to the extent that, in the opinion of the managing underwriter, such inclusion would adversely affect the marketing of the Registrable Shares to be sold. Except for registration statements on Form S-4, S-8 or any successor thereto, the Company will not file with the Commission any other registration statement with respect to its Common Stock, whether for its own account or that of other stockholders, from the date of receipt of a notice from requesting holders requesting sale pursuant to an underwritten offering pursuant to this Section 3 until the completion of the period of distribution of the registration contemplated thereby.

              (d) If in the opinion of the managing underwriter the inclusion of all of the Registrable Shares requested to be registered under this Section would adversely affect the marketing of such shares, shares to be sold by the holders of Registrable Shares, if any, shall be excluded only after any shares to be sold by the Company have been excluded, in such manner that the shares to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Shares.

         4. Incidental Registration. If the Company at any time (other than pursuant to Section 3 or Section 5) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Registrable Shares for sale to the public), each such time it will give written notice to all holders of outstanding Registrable Shares of its intention so to do. Upon the written request of any such holder, received by the Company within 30 days after the giving of any such notice by the Company, to register any of its Registrable Shares, the Company will use its commercially reasonable efforts to cause the Registrable Shares as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder of such Registrable Shares so registered. In the event that any registration pursuant to this Section 4 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of shares (including Registrable Shares) to be included in such underwriting may be reduced, if and to the extent that the managing underwriter is of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein; provided, however, that any such reductions shall be made only in the following manner: first, those shares that are not Registrable Shares (excluding those shares that the Company has proposed to be registered) may be removed from the underwriting to the extent necessary to satisfy such marketing limitation; second, if additional shares need to be removed from the underwriting to satisfy such marketing limitation, then Registrable Shares resulting from the conversion of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (including Warrant Exercise Shares) may be removed from the underwriting (pro rata based on the number of such shares that had been designated for inclusion in the underwriting by each holder thereof) to the extent necessary to satisfy such marketing limitation ;and third, if additional shares need to be removed from the underwriting to satisfy such marketing limitation, then those shares that the Company has proposed to be registered may be removed from the underwriting to the extent necessary to satisfy such marketing limitation; and further provided, however, that in no event may fewer than twenty percent (20%) of the total number of shares of Common Stock to be included in such underwriting be made available for Registrable Shares unless the managing underwriter shall in good faith advise the holders thereof proposing to distribute their securities through such underwriting that such level of participation would, in its opinion, materially adversely affect the offering price or its ability to complete the offering and shall specify the number of Registrable Shares which, in its opinion, can be included in the registration and underwriting without such an effect.

         5. Registration on Form S-3. If at any time (i) a holder or holders of Registrable Shares request that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the Registrable Shares held by such requesting holder or holders, having an estimated market value of at least $1,000,000 at time of such request and (ii) the Company is a registrant entitled to use Form S-3 or any successor thereto to register such shares, then the Company shall use its commercially reasonable efforts to register under the Securities Act on Form S-3 or any successor thereto, for public sale in accordance with the method of disposition specified in such notice, the number of Registrable Shares specified in such notice. Whenever the Company is required by this Section 5 to use its commercially reasonable efforts to effect the registration of Registrable Shares, each of the procedures and requirements of
Section 3 (including but not limited to the requirement that the Company notify all holders of Registrable Shares from whom notice has not been received and provide them with the opportunity to participate in the offering) shall apply to such registration, provided, however, that there shall be no limitation on the number of registrations on Form S-3 which may be requested and obtained under this Section 5, and provided, further, however, that the requirements contained in the first sentence of Section 3(a) shall not apply to any registration on Form S-3 which may be requested and obtained under this Section 5. Notwithstanding anything to the contrary in this Section 5, the Company shall not be required to effect more than one registration pursuant to this Section 5 in any six (6) month period.

         6. Registration Procedures. If and whenever the Company is required by the provisions of Sections 3, 4 or 5 to use its commercially reasonable efforts to effect the registration of any Registrable Shares under the Securities Act, the Company will, as expeditiously as practicable:

              (a) prepare and file with the Commission a registration statement (which, in the case of an underwritten public offering pursuant to Section 3, shall be on Form S-1 or other form of general applicability satisfactory to the managing underwriter selected as therein provided) with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

              (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

              (c) furnish to each seller of Registrable Shares and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Shares covered by such registration statement;

              (d) use its commercially reasonable efforts to register or qualify the Registrable Shares covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Shares or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

              (e) use its commercially reasonable efforts to list the Registrable Shares covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

              (f) provide a transfer agent and registrar for all such Registrable Shares, not later than the effective date of such registration statement;

              (g) promptly notify each seller of Registrable Shares and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

              (h) if the offering is underwritten and at the request of any seller of Registrable Shares, use its commercially reasonable efforts to furnish on the date that Registrable Shares are delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, stating that such registration statement has become effective under the Securities Act and that (A) to the commercially reasonable knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements contained therein) and (C) to such other matters as reasonably may be requested by counsel for the underwriters or by such seller or its counsel and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such seller, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

              (i) make available for inspection by each seller of Registrable Shares, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement. The rights granted pursuant to this subsection (i) may not be assigned or otherwise conveyed by such person or by any subsequent transferee of any such rights without the written consent of the Company, which consent shall not be unreasonably withheld; provided that the Company may refuse such written consent if the proposed transferee is a competitor of the Company as determined by the Company's Board of Directors; and provided further, that no such written consent shall be required if the transfer is made to a party who is not a competitor of the Company and who is a parent, subsidiary, affiliate, partner or group member of such person;

              (j) advise each selling holder of Registrable Shares, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

              (k) cooperate with the selling holders of Registrable Shares and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Shares to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriters may request at least two business days prior to any sale of Registrable Shares; and

              (l) permit any holder of Registrable Shares which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included, subject to review by the Company and its counsel after consultation with such holder.

         For purposes of Section 6(a) and 6(b) and of Section 3(c), the period of distribution of Registrable Shares in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Shares in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Shares covered thereby and 90 days after the effective date thereof.

         In connection with each registration hereunder, the sellers of Registrable Shares will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

         In connection with each registration pursuant to Sections 3, 4 or 5 covering an underwritten public offering, the Company and each seller agree to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

         7. Expenses. All expenses incurred by the Company in complying with Sections 3, 4 and 5, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, and fees and disbursements of one counsel for the sellers of Registrable Shares, but excluding any Selling Expenses, are called "Registration Expenses". All underwriting discounts and selling commissions applicable to the sale of Registrable Shares are called "Selling Expenses".

         The Company will pay all Registration Expenses in connection with each registration statement under Sections 3, 4 or 5. All Selling Expenses in connection with each registration statement under Sections 3, 4 or 5 shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

         8.   Indemnification and Contribution.

              (a) In the event of a registration of any of the Registrable Shares under the Securities Act pursuant to Sections 3, 4 or 5, the Company will indemnify and hold harmless each seller of such Registrable Shares thereunder, each underwriter of such Registrable Shares thereunder and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Shares were registered under the Securities Act pursuant to Sections 3, 4 or 5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable in any such case if and to the extent that (1) any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such seller, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus or (2) the prospectus relating to such registration shall have been amended or supplemented and copies, as so amended or supplemented, shall have been furnished to such seller of Registrable Securities prior to the confirmation of any sales of Registrable Securities and such seller did not, at or prior to the confirmation of the sale of Regsitrable Securities deliver such prospectus to the purchaser of such Registrable Securities if such applicable untrue statement or omission of a material fact contained in a prospectus was corrected in the prospectus so amend or supplemented

            (b) In the event of a registration of any of the Registrable Shares under the Securities Act pursuant to Sections 3, 4 or 5, each seller of such Registrable Shares thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Shares were registered under the Securities Act pursuant to Sections 3, 4 or 5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and provided, further, however, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the net proceeds received by such seller from the sale of Registrable Shares covered by such registration statement.

            (c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 8 and shall only relieve it from any liability which it may have to such indemnified party under this
Section 8 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 8 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

            (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Shares exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this
Section 8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 8; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Shares offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder will be required to contribute any amount in excess of the public offering price of all such Registrable Shares offered by it pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

       9. Changes in Common Stock or Preferred Stock. If, and as often as, there is any change in the Common Stock or the Preferred Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock and the Preferred Stock as so changed.

       10. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Shares to the public without registration, at all times after 90 days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

            (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act; (b) use its commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

            (c) furnish to each holder of Registrable Shares forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Shares without registration.

         11. Miscellaneous.

            (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including without limitation transferees of any Registrable Shares, Preferred Shares, Warrant Exercise Shares or Warrant), whether so expressed or not, provided, however, that registration rights conferred herein on the Investors hereunder shall only inure to the benefit of a transferee of Registrable Shares, Preferred Shares, Warrant Exercise Shares or a Warrant if (i) immediately after such assignment or other transfer, such transferee will hold 1,000,000 Registrable Shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) or (ii) such transferee is a partner, member, stockholder or affiliate of a party hereto.

            (b) All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, addressed, if to the Company or an Investor, to the respective addresses set forth on Schedule I hereto, or if to any subsequent holder of Registrable Shares, to such holder at such address as may have been furnished to the Company in writing by such holder; or, in any case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a holder of Preferred Shares, Preferred Conversion Shares, Warrant Conversion Shares, Warrant Exercise Shares, Registrable Shares or a Warrant) or to the holders of Preferred Shares, Preferred Conversion Shares, Warrant Conversion Shares, Warrant Exercise Shares, Registrable Shares or a Warrant (in the case of the Company) in accordance with the provisions of this paragraph.

            (c) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

            (d) This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the Company and the holders of at least 66-2/3% of the Registrable Shares outstanding.

            (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            (f) The obligations of the Company to register Registrable Shares under Sections 3, 4 or 5 shall terminate on the fifth anniversary of the date of a Qualified Offering.

            (g) If requested in writing by the underwriters for the underwritten public offering of securities of the Company, each holder of Registrable Shares who is a party to this Agreement shall agree not to sell publicly any Registrable Shares or any other shares of Common Stock (other than Registrable Shares or other shares of Common Stock being registered in such offering), without the consent of such underwriters, for a period not to exceed 90 days following the effective date of the registration statement relating to such offering (unless the offering is the Company's first underwritten registered public offering after the date hereof, in which case such period shall not exceed 180 days); provided, however, that all persons entitled to registration rights with respect to shares of Common Stock who are not parties to this Agreement, all other persons selling shares of Common Stock in such offering, all persons holding in excess of 1% of the capital stock of the Company on a fully diluted basis and all executive officers and directors of the Company shall also have agreed not to sell publicly their Common Stock under the circumstances and pursuant to the terms set forth in this Section 11(g); and provided, further, however, that any such lock-up agreement shall provide that if the managing underwriter releases any shares from the lock-up with respect to such offering prior to the scheduled expiration date, the managing underwriter shall contemporaneously release a pro rata portion of the Registrable Shares from such lock-up.

            (h) Notwithstanding the provisions of Section 6(a), the Company's obligation to file a registration statement, or cause such registration statement to become and remain effective, shall be suspended for a period not to exceed 90 days in any 12-month period if there exists at the time material non-public information relating to the Company which, in the reasonable opinion of the Company, should not be disclosed.

            (i) The Company shall not grant to any third party any registration rights more favorable than or inconsistent with any of those contained herein, so long as any of the registration rights under this Agreement remains in effect; provided, however, that the Company may grant to a third party piggy-back registration rights upon the approval of such grant by the unanimous consent of the Board of Directors of the Company.

              (j) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                               ONCURE MEDICAL CORP


                               By: /s/ Jeffrey A. Goffman
                                   ----------------------
                                   Name:  Jeffrey A. Goffman
                                   Title: Chief Executive Officer

                               THE BLEDIN FAMILY TRUST


                               By: /s/ Anthony G. Bledin
                                   ---------------------
                                       Anthony G. Bledin, M.D., as trustee

                               By: /s/ Cheryl Bledin
                                   -----------------
                                       Cheryl Bledin, as trustee

                               THE FIRST AMENDED AND RESTATED ESMOND K. CHAN AND CLARA J. CHAN TRUST AGREEMENT

                               By: /s/ Esmond K. Chan
                                   ------------------
                                       Esmond K. Chan, M.D., as trustee

                               By: /s/ Clara Chan
                                   --------------
                                       Clara Chan, as trustee

                               THE ROBERT I. FISHBURN TRUST


                               By: /s/ Robert I. Fishburn
                                   ----------------------
                                       Robert I. Fishburn, M.D., as trustee

                               By: /s/ Nita R. Fishburn
                                   --------------------
                                       Nita R. Fishburn

                               THE FOGEL FAMILY TRUST


                               By: /s/ Thomas D. Fogel
                                   -------------------
                                       Thomas D. Fogel, M.D., as trustee

                               By: /s/ Ellen A. Fogel
                                   ------------------
                                       Ellen A. Fogel, as trustee

                                      -66

                               THE HESSELGESSER FAMILY TRUST

                               By: /s/ Robert D. Hesselgesser
                                   --------------------------
                                       Robert D. Hesselgesser, M.D., as trustee

                               By: /s/ Jane Hesselgesser
                                   ---------------------
                                       Jane Hesselgesser, as trustee

                               THE LOCK REVOCABLE TRUST


                               By: /s/ Michael M. Lock
                                   -------------------
                                       Michael M. Lock, M.D., as trustee

                               By: /s/ Priscilla F. Lock
                                   ---------------------
                                       Priscilla F. Lock, as trustee

                               THE PETER K. SEIN TRUST


                               By: /s/ Peter K. Sien
                                   -----------------
                                       Peter K. Sien, M.D., as trustee

                               DVI FINANCIAL SERVICES INC.


                               By: /s/ Richard Miller
                                   ------------------
                               Name:  Richard E. Miller
                               Title:  Vice President

                               CROSSBOW VENTURE PARTNERS, L.P.
                               By:  Crossbow Venture Partners Corp., as its
                               General Partner

                               By: /s/ Steven J. Warner
                                   --------------------
                               Name:  Steven J. Warner
                               Title: President

                               MERCURIUS BELEGGINGSMAATSCHAPPIG BV

                               By: /s/ HHF Stienstra
                                   -----------------
                               Name:  HHF Stienstra
                               Title: President

                               PARTICIPATIE MAATSCHAPPIJ AVANTI LIMBURG BV

                               By: /s/ HHF Stienstra
                                   -----------------
                               Name:  HHF Stienstra
                               Title: President

                               /s/ Jeffrey A. Goffman
                               -----------------------
                               JEFFREY A. GOFFMAN


                               /s/ Charles J. Jacobson
                               -----------------------
                               CHARLES J. JACOBSON


                               /s/ Gordon D. Rausser
                               ---------------------
                               GORDON D. RAUSSER


                               /s/ Stanley S. Trotman
                               ----------------------
                               STANLEY S. TROTMAN, JR.


                               /s/ Shyam B. Paryani
                               --------------------
                               SHYAM B. PARYANI


                               /s/ John W. Wells
                               -----------------
                               JOHN W. WELLS, JR.


                               /s/ Abhijit Deshmukh
                               --------------------
                               ABHIJIT DESHMUKH


                               /s/ Douglas W. Johnson
                               ----------------------
                               DOUGLAS W. JOHNSON


                               /s/ Sonja Schoeppel
                               -------------------
                               SONJA SCHOEPPEL

                               /s/ Walter P. Scott
                               -------------------
                               WALTER P. SCOTT


                               LAUREL HOLDINGS II, L.L.C.
                               By: MedEquityCapital, LLC

                               By: /s/ Peter G. Gates
                                   ------------------
                                    Name:  Peter R. Gates
                                    Title: Manager

                                                                       Exhibit 6

THIS WARRANT AND ANY SHARES ACQUIRED UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT ARE SUBJECT TO THE TERMS OF A STOCKHOLDERS AGREEMENT DATED AS OF THE DATE HEREOF AMONG ONCURE MEDICAL CORP. AND CERTAIN OF ITS STOCKHOLDERS

No. W-002                                          Issued as of:  June 30, 2003

                              ONCURE MEDICAL CORP.

                   SERIES C-1 PREFERRED STOCK PURCHASE WARRANT

         OnCure Medical Corp., a Delaware corporation (the "Company"), hereby certifies that, for value received, Crossbow Venture Partners, LP or its assignee, is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time before 5:00 p.m., Boston time, on June 30, 2018, or such later time as may be specified in Section 0 hereof, five thousand (5,000) fully paid and non-assessable shares of Series C-1 Convertible Preferred Stock, $0.001 par value per share, of the Company (such shares, the "Warrant Shares"), at a purchase price per share of $0.001 (such purchase price per share, as adjusted from time to time, the "Purchase Price"). The number and character of the Warrant Shares and the Purchase Price are subject to adjustment as provided herein.

         This Warrant is issued pursuant to a certain Restructuring Agreement dated as of June 30, 2003, among the Company and the persons listed on the signature pages thereto (as may be amended from time to time, the "Restructuring Agreement"), and the holder of this Warrant shall be entitled to all of the benefits and bound by all of the applicable obligations of such Restructuring Agreement.

         As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

             (a) "Affiliate" means as to any specified Person, any other Person controlling, controlled by or under common control with such specified Person.

             (b) "Charter" means the certificate of incorporation of the Company, as amended and/or restated from time to time.

             (c) "Common Stock" means the Common Stock, par value $0.001 per share, of the Company.

          (d) "Company" shall include OnCure Medical Corp., and any corporation which shall succeed to, or assume the obligations of, the Company hereunder.

          (e) "Other Securities" refers to any class of stock (other than Series C-1 Preferred Stock) and other securities of the Company or any other person (corporate or otherwise) which the holders of the Warrants at any time shall be entitled to receive, or shall have received, on the exercise of the Warrants, in lieu of or in addition to Series C-1 Preferred Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Series C-1 Preferred Stock or Other Securities.

          (f) "Person" means and includes an individual, a corporation, a partnership, a joint venture, a trust, an unincorporated organization, a limited liability company, or a governmental or any agency or political subdivision thereof.

          (g) "Series C-1 Preferred Stock" includes (i) the Company's Series C-1 Preferred Stock, $0.001 par value per share, as authorized on the date of the Securities Purchase Agreement and (ii) any other security into which or for which the security described in (i) above may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

          1) Exercise of Warrant.

               a) Full Exercise. This Warrant may be exercised at any time before its expiration in full by the holder hereof by surrender of this Warrant, with the form of subscription at the end hereof duly executed by such holder, to the Company at its principal office, accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying the number of shares of Series C-1 Preferred Stock for which this Warrant is then exercisable by the Purchase Price then in effect.

               b) Partial Exercise. This Warrant may be exercised at any time before its expiration in part by surrender of this Warrant and payment of the Purchase Price then in effect in the manner and at the place provided in subsection 0, except that the amount payable by the holder on such partial exercise shall be the amount obtained by multiplying (a) the number of shares of Series C-1 Preferred Stock designated by the holder in the subscription at the end hereof by (b) the Purchase Price then in effect. On any such partial exercise, the Company at its expense will forthwith issue and deliver to or upon the order of the holder hereof a new Warrant or Warrants of like tenor, in the name of the holder hereof or as such holder (upon payment by such holder of any applicable transfer taxes) may request, calling in the aggregate on the face or faces thereof for the number of shares of Series C-1 Preferred Stock for which such Warrant or Warrants may still be exercised.

               c) Intentionally Omitted.

               d) Company Acknowledgment. The Company will, at the time of the exercise of this Warrant, upon the request of the holder hereof acknowledge in writing its continuing obligation to afford to such holder any rights to which such holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such holder any such rights.

               e) Trustee for Warrant Holders. In the event that a bank or trust company shall have been appointed as trustee for the holders of the Warrants pursuant to subsection 0, such bank or trust company shall have all the powers and duties of a warrant agent appointed pursuant to Section 0 and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this
Section 0.

               f) Net Issue Election. The holder may elect to receive, without the payment by the holder of any additional consideration, shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion to the Company, with the net issue election notice annexed hereto duly executed, at the office of the Company. Thereupon, the Company shall issue to the holder such number of duly authorized, validly issued, fully paid and non-assessable shares of Series C-1 Preferred Stock as is computed using the following formula:

                                   X = Y (A-B)
                                         -----
                                           A

where X =  the number of shares to be issued to the holder pursuant to this
           Section 0.

      Y = the number of shares covered by this Warrant in respect of which the net issue election is made pursuant to this Section 0.

      A = the Fair Market Value of one share of Series C-1 Preferred Stock, as determined in accordance with the provisions of this Section 0.

      B = the Purchase Price in effect under this Warrant at the time the net issue election is made pursuant to this Section 0.

For purposes of this Section 0 and Section 8, the "Fair Market Value" per share of the Company's Series C-1 Preferred Stock shall mean:

               i) If the net issue election is exercised in connection with the closing of a Qualified Offering (as defined in the Charter) with respect to which the Company causes a recapitalization of the Series C-1 Preferred Stock pursuant to Section 5O of Part B of Article FOURTH of the Charter, then the sum of (i) the product of (x) the price paid by the public for each share of Common Stock in such Qualified Offering multiplied by (y) the number of shares of Common Stock into which each share of Series C-1 Preferred Stock is then convertible, plus (ii) the amount of the cash payment (excluding any portion attributable to accrued and unpaid dividends) made by the Company with respect to each share of Series C-1 Preferred Stock converted in connection with such recapitalization; or

               ii) If the net issue election is exercised in connection with the closing of a public offering of shares of Common Stock pursuant to an effective registration statement, then the product of (x) the price paid by the public for each share of Common Stock in such registered public offering multiplied by (y) the number of shares of Common Stock into which each share of Series C-1 Preferred Stock is then convertible; or

          (a) If the net issue election is exercised in connection with the closing of a public offering of shares of Series C-1 Preferred Stock pursuant to an effective registration statement, then the price paid by the public for each share of Series C-1 Preferred Stock in such registered public offering; or

               iii) If the net issue election is not exercised in connection with the closing of a registered public offering of shares of the Company's Common Stock or Series C-1 Preferred Stock, then as follows:

                    (1) If the Series C-1 Preferred Stock is traded on a national securities exchange or admitted to unlisted trading privileges on such an exchange, or is listed on the National Market (the "National Market") of the National Association of Securities Dealers Automated Quotations System (the "NASDAQ"), the Fair Market Value shall be the average of the last reported sale price of the Series C-1 Preferred Stock on such exchange or on the National Market on the last ten business days before the effective date of exercise of the net issue election or if no such sale is made on any day in such ten business day period, the mean of the closing bid and asked prices for such day on such exchange or on the National Market;

                    (2) If the Series C-1 Preferred Stock is not so listed or admitted to unlisted trading privileges, the Fair Market Value shall be average of the mean of the last bid and asked prices reported on the last ten business days before the date of the election (1) by NASDAQ or (2) if reports are unavailable under clause (1) above by the National Quotation Bureau Incorporated; and

                    (3) If the Series C-1 Preferred Stock is not so listed or admitted to unlisted trading privileges and bid and ask prices are not reported, the Fair Market Value shall be the price per share which the Company could obtain from a willing buyer for shares sold by the Company from authorized but unissued shares, as such price shall be determined by the Board of Directors of the Company in the exercise of good faith, with such member or members of the Board or Directors nominated or elected by the holders of the Series C-1 Preferred Stock and its Affiliates abstaining for purposes of such determination.

The parties acknowledge that the exercise of this Warrant pursuant to this
Section 2 shall constitute a "reorganization" within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, and the Company agrees not to take any position inconsistent with such treatment for federal income tax purposes including, but not limited to, in any filing, return or information statement.

          2) Delivery of Stock Certificates, etc. on Exercise. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within ten (10) days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the holder hereof, or as such holder (upon payment by such holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and non-assessable shares of Series C-1 Preferred Stock (or Other Securities) to which such holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the then current market value of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such holder is entitled upon such exercise pursuant to Section 0 or otherwise.

          3) Adjustment for Dividends in Other Stock, Property, etc.; Reclassification, etc. In case at any time or from time to time, the holders of Series C-1 Preferred Stock (or Other Securities) in their capacity as such shall have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) shall have become entitled to receive, without payment therefor,

               i) other or additional stock or other securities or property (other than cash) by way of dividend, or

               ii) any cash (excluding cash dividends payable solely out of earnings or earned surplus of the Company), or

               iii) other or additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares or similar corporate rearrangement, other than additional shares of Series C-1 Preferred Stock (or Other Securities) issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 4), then and in each such case the holder of this Warrant, on the exercise hereof as provided in Section 0, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 0) which such holder would hold on the date of such exercise if on the date hereof he had been the holder of record of the number of shares of Series C-1 Preferred Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 0) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by Sections 4 and 5.

     Stock Dividends, Subdivisions and Combinations. In the event that the Company shall at any time either subdivide its outstanding shares of Series C-1 Preferred Stock into a greater number of shares or effect a stock split of its Series C-1 Preferred Stock payable in the form of a dividend, the Purchase Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares purchasable pursuant to this Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in the event that the outstanding shares of Series C-1 Preferred Stock of the Company shall at any time be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares purchasable upon the exercise of this Warrant immediately prior to such combination shall be proportionately reduced.

          4) Adjustment for Reorganization, Consolidation, Merger, etc.

               a) Reorganization, Consolidation, Merger, etc. In case at any time or from time to time after the date hereof, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, the holder of this Warrant, on the exercise hereof as provided in Section 0 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Series C-1 Preferred Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

               b) Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the holders of the Warrants after the effective date of such dissolution pursuant to this Section 5 to a bank or trust company having its principal office in Boston, Massachusetts, as trustee for the holder or holders of the Warrants.

               c) Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 0, this Warrant shall continue in full force and effect, subject to expiration in accordance with Section 0 hereof, and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 6.

          5) No Dilution or Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value or stated value of any shares of stock receivable on the exercise of the Warrants above the amount payable therefor on such exercise, (b) subject to Section 10 hereof, will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of stock on the exercise of all Warrants from time to time outstanding, and (c) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving person), unless such other person shall expressly assume in writing and become bound by all the terms of the Warrants.

          6) Accountants' Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Series C-1 Preferred Stock (or Other Securities) issuable on the exercise of the Warrants, the Company at its expense will promptly cause independent certified public accountants of recognized standing selected by the Company to compute such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Series C-1 Preferred Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Series C-1 Preferred Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Series C-1 Preferred Stock to be received upon exercise of this Warrant, in effect immediately prior to such issue or sale and as adjusted and readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to each holder of a Warrant, and will, on the written request at any time of any holder of a Warrant, furnish to such holder a like certificate setting forth the Purchase Price at the time in effect and showing how it was calculated.

          7) Intentionally Omitted.

     9. Notices of Record Date, etc. In the event of

               i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

               ii) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the Company with or into any other person, or

               iii) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

               iv) any proposed issue or grant by the Company of any shares of stock of any class or any other securities, or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities (other than the issue of any shares of capital stock issuable upon the exercise, exchange or conversion of any securities outstanding on the date hereof), then and in each such event the Company will mail or cause to be mailed to each holder of a Warrant a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Series C-1 Preferred Stock (or Other Securities) shall be entitled to exchange their shares of Series C-1 Preferred Stock (or Other Securities) for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall be mailed at least twenty (20) days prior to the date specified in such notice on which any such action is to be taken.

     10. Reservation of Stock, etc. Issuable on Exercise of Warrant. The Company has such number of shares of Series C-1 Preferred Stock as shall be sufficient for the exercise in full of this Warrant, and will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, all shares of Series C-1 Preferred Stock (or Other Securities) from time to time issuable on the exercise of the Warrant. The Company shall have authorized by not later than August 15, 2003 such number of shares Common Stock as shall be sufficient for the conversion in full of the shares of Series C-1 Preferred Stock issuable upon exercise of this Warrant, and thereupon will at all times reserve and keep available such number of shares of Common Stock as shall be sufficient for the conversion in full of such Series C-1 Preferred Stock.

     Exchange of Warrants. On surrender for exchange of any Warrant, properly endorsed, to the Company, the Company at its expense will issue and deliver to or on the order of the holder thereof a new Warrant or Warrants of like tenor, in the name of such holder or as such holder (on payment by such holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Series C-1 Preferred Stock called for on the face or faces of the Warrant or Warrants so surrendered.

     Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

     Warrant Agent. The Company may, by written notice to each holder of a Warrant, appoint an agent having an office in Boston, Massachusetts for the purpose of issuing Series C-1 Preferred Stock (or Other Securities) on the exercise of the Warrants pursuant to Section 0, exchanging Warrants pursuant to
Section 0, and replacing Warrants pursuant to Section 0, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

     Remedies. The Company stipulates that the remedies at law of the holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

     Negotiability, etc. This Warrant is issued upon the following terms, to all of which each holder or owner hereof by the taking hereof consents and agrees:

          (a) title to this Warrant may be transferred by endorsement (by the holder hereof executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery; and

          (b) any person in possession of this Warrant properly endorsed for transfer to such person (including endorsed in blank) is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of his equities or rights in this Warrant in favor of each such bona fide purchaser, and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby. Nothing in this paragraph (b) shall create any liability on the part of the Company beyond any liability or responsibility it has under law.

     Notices, etc. All notices, requests, demands and other communications from the Company to the holder of this Warrant shall be in writing and mailed (by first class registered or certified mail, postage prepaid), sent by express overnight courier service or electronic facsimile transmission with a copy by mail, or delivered at such address as may have been furnished to the Company in writing by such holder or, until any such holder furnishes to the Company an address, then to, and at the address of, the last holder of this Warrant who has so furnished an address to the Company. All such notices, requests, demands and other communications shall, when mailed or otherwise sent shall be effective (i) two days after being deposited in the mail or

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

(ii) one day after being delivered deposited with the express overnight courier service or sent by electronic facsimile transmission (with receipt confirmed), respectively, addressed as aforesaid.

     Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be construed and enforced in accordance with and governed by the internal laws of The State of Delaware. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. This Warrant is being executed as an instrument under seal. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

     Expiration. The right to exercise this Warrant shall expire at 5:00 p.m., Boston time, on June 30, 2018. Notwithstanding the foregoing, this Warrant shall automatically be deemed to be exercised in full pursuant to the provisions of
Section 0 hereof, without any further action on behalf of the holder, immediately prior to the time this Warrant would otherwise expire pursuant to the preceding sentence.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the Company has executed this Warrant under seal as of the date first written above.


                                             ONCURE MEDICAL CORP.

                                             By: /s/ Jeffrey A. Goffman
                                             ------------------------------
                                             Name: Jeffrey A. Goffman
                                             Title: President

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